INFORMATION STATEMENT

African Development Bank

          The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

          The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

          Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

          Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

10 August 2011

AVAILABILITY OF INFORMATION

          The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 – 1002 Tunis Belvédère, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

          In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the “SEC”) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm. The Bank has also filed with the SEC unaudited quarterly financial statements. These filings are also available electronically through the EDGAR system.

          The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

          The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the IMF’s Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

          In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

	As at 31 December

	2010	2009	2008	2007	2006
Rate of 1 UA = US$	1.54003	1.56769	1.54027	1.58025	1.5044

LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
CEAS	Cumulative Exchange Adjustment on Subscriptions
ECP	Euro Commercial Programme
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Co-operation and Development
PSO	Private Sector Operations
RMC	Regional Member Countries
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
UA	Unit of Account

SUMMARY INFORMATION
(All numerical data are as of 31 December 2010, except as otherwise indicated.)

General

          The Bank is a regional multilateral development institution established in 1963. The Bank’s membership currently consists of 53 African states (the “regional member countries” or “RMCs”) and 24 non-African states (the “non-regional member countries”).

          The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in co-ordinating RMC development policies and plans. National and multinational projects and programmes that promote regional economic co-operation and integration are also given high priority.

          The Bank’s capital stock is owned by its member countries. On 27 May 2010, at its forty-sixth Annual Meeting, the Board of Governors adopted Resolution B/BG/ 2010/08 authorising the Sixth General Capital Increase (GCI-VI). Upon entry into force of the GCI-VI Resolution in May 2010, the authorised capital of the Bank increased by 200% per cent from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares of UA 10,000 each. Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 per cent and that of non-regional member countries is 40 per cent.

Assets

          Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. However, the Bank has adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans must be secured by adequate collateral. As at 31 December 2010, cumulative loans and grants signed, net of cancellations, amounted to UA 26.27 billion, and total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 8,293.00 million. Although the Bank experiences delays in payments on some of its loans, the Bank expects that sovereign guaranteed loans will eventually be paid and such delays will only affect the timing of the cash flows on the loans. Delays in cash flows are taken into consideration in the determination of impairment on loans and charges receivable. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. Cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

          Liquidity – As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following year’s net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits and capital adequacy framework.

Liabilities, Capital and Reserves

          Liabilities – The Bank borrows in the world’s major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. Prior to March 2009, it was the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members, and to limit total debt to 100 per cent of Usable Capital. The revised capital adequacy framework approved by the Board on 18 March 2009 adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank’s leverage. At that time, Usable Capital was defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated AA or better. On 22 July 2009, the Board of Directors adopted a revised definition of Usable Capital which includes callable capital from non-borrowing countries rated A- or better. The Debt to Usable Capital ratio limits the Bank’s total outstanding debt to 100% of the Usable Capital. At 31 December 2010, the Bank’s total borrowings amounted to UA 11,980.57 million, with senior debt totalling UA 11,203.69 million and subordinated debt totalling UA 776.88 million. The Usable Capital was UA 14,303 million.

          Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of the subscriptions to the initial capital, a voluntary capital increase, a series of special capital increases and six general capital increases. The Sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010 and became effective immediately. The GCI-VI increased the authorised capital of the Bank by 200 per cent from 2,394,746 shares to 6,768,746 shares with a par value of UA 10,000 per share. The GCI-VI shares, a total of 4,374,000 shares, are divided into paid-up and callable shares in proportion of six per cent (6%) paid-up and ninety-four per cent (94%) callable. The GCI-VI shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members would hold 60 per cent of the total stock of the Bank and non-regional members would hold the balance of 40 per cent.

          At 31 December 2010, of the Bank’s total subscribed capital of UA 23,924.62 million, an amount of UA 2,375.63 million (9.93 per cent) was paid-up and UA 21,549.00 million (90.07 per cent) was callable. Paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including through the deposit of notes, in accordance with a specific schedule established by the Board of Governors. With respect to shares comprising GCI-V and GCI-VI the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, and amounted to UA 2,355.67 million as at 31 December 2010. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2010, the callable capital of the Bank’s 25 non-borrowing member countries1 was UA 10,411.35 million, which represented 92.93 per cent of the Bank’s outstanding senior borrowings and 86.90 per cent of its total outstanding borrowings. At 31 December 2010, the callable capital of the Bank’s 17 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Co-operation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 8,856.69 million, representing 79.05 per cent of its outstanding senior borrowings and 73.93 per cent of its total outstanding borrowings.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2010 was UA 13,746.33 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 26,388.41 million, resulting in a ratio of 0.52 to 1. The Bank had total equity (paid-up capital and reserves net of (CEAS) of UA 4,820.39 million, resulting in a debt to equity ratio of 2.49. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.72 to 1.

Profitability

          Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2010 and 2009, income before transfers approved by the Board of Governors amounted to UA 213.66 million and UA 231.16 million, respectively.

Accounting Standards

          The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards (formerly International Accounting Standards) promulgated by the International Accounting Standards Board, applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally

[1] Non-borrowing member countries are the non-regional member countries plus Libya accepted accounting principles in the United States.

Risk Management and Internal Control

          The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

          Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the COSO control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls as part of the annual audit process. The attestations at the end of 2010 are included elsewhere in this document.

          The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

SUMMARY OF SELECTED FINANCIAL DATA

(Amount expressed in millions of UA

Years Ended 31 December

2010	2009	2008	2007	2006

Cash, Investment	7,829.25	7,731.08	5,168.40	5,424.06	6,222.69
Approved Loans less Cancellations:
Disbursed and outstanding	8,293.00	7,538.20	5,834.62	5,540.09	5,290.95
Undisbursed (1)	4,855.33	5,002.53	2,552.89	1,621.16	2,030.09
Outstanding Borrowings:

Total	11,980.57	10,580.64	6,707.28	6,198.87	5,870.47

Senior	11,203.69	9,852.32	5,964.64	5,530.59	5,178.74
Subordinated	776.88	728.32	742.64	668.28	691.73
Authorised Capital	67,687.46	22,120.00	21,870.00	21,870.00	21,870.00
Subscribed Capital and Reserves:
Paid-up capital	2,375.63	2,359.32	2,356.01	2,351.53	2,357.78
Callable capital	21,549.00	19,458.25	19,409.14	19,341.63	19,436.76

Total callable - non-borrowing members	10,411.35	8,581.11	8,544.45	8,503.17	8,533.51

Total callable - members of the DAC of the OECD	8,856.69	7,223.73	7,187.08	7,180.79	7,211.13

Total Reserves	2,627.28	2,552.96	2,475.47	2,531.80	2,305.48

Special Reserve
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	161.3%	154.5%	202.5%	334.6%	306.5%
Outstanding borrowings	65.3%	73.1%	77.1%	87.5%	106.0%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves (2)(3)	31.4%	31.14%	24.2%	23.0%	22.0%
Total Outstanding Borrowings as a Percentage of
Total callable capital	55.60%	54.4%	34.6%	32.0%	30.2%

Callable capital of non-borrowing members	115.1%	123.3%	78.5%	72.9%	68.8%
Callable capital of DAC members of OECD	135.3%	146.5%	93.3%	86.3%	81.4%
Senior Debt as a Percentage of: (4)

Total callable capital	52.0%	50.6%	30.7%	28.6%	26.6%

Callable capital of non-borrowing members	107.6%	114.8%	69.8%	65.0%	60.7%
Callable capital of DAC members of OECD	126.5%	136.4%	83.0%	77.0%	71.8%

Total Reserves as a Percentage of
Disbursed and outstanding loans (3)	31.7%	33.9%	42.4%	45.7%	43.6%

Total outstanding borrowings	21.9%	24.1%	36.9%	40.8%	39.3%

Income before transfers approved by the Board of Governors	213.66	231.16	304.66	323.67	194.03
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Period	3.71%	4.31%	6.19%	6.31%	6.20%
Weighted Average Cost of:
Debt contracted during the period	0.84%	1.07%	3.00%	4.94%	5.11%
Outstanding borrowings	1.93%	2.73%	4.99%	4.55%	4.29%
Average Life of Outstanding Borrowings (Years)	4.2	6.5	4.4	5.5
Interest coverage ratio (5) (1.25x) (6)	2.21	X	1.99	X	1.96	x	1.98	x	1.69	x

(1)	Excludes loans approved but unsigned.

(2)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.

(3)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.

(4)

For the years presented, it was the Bank’s policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members. Debt ratios were changed in 2009.

(5)	Operating income plus interest expense, divided by interest expense.

(6)	Indicates the Bank’s target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

THE BANK

          The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states from the Americas, Asia, and Europe (the “regional members” and “non-regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2010 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note N to the financial statements included herein. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note N to the financial statements included herein).

          The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, since February 2003, the Bank has temporarily relocated operations from Abidjan to Tunis, Tunisia. (See page 21 of this document).

          The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

          The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

          In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note W-3 & W-4 to the financial statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

          Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

          As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

CAPITALISATION

General

          The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2010:

In UA millions

Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	6,449.53
Japanese Yen	1,649.65
Other currencies	3,884.43

Total debt (*)	11,983.61
Pre-issuance costs	(3.04)

Total Borrowing	11,980.57

Of which: Total Senior Debt (*)	11,203.69
Total Subordinated Debt (*)	776.88

Capital Stock and Reserves(2)
Authorised capital	67,687.46
Unsubscribed capital	(43,762.84)

Subscribed capital	23,924.62
Less: Callable capital	(21,549.00)

Paid-up capital	2,375.63
Shares to be issued upon payment of future instalment	(19.13)
Amount paid in advance	0.10
Amount in arrears	(0.92)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(162.57)

Capital net of CEAS	2,193.11
Reserves and Net Income for the Year	2,627.28

Total Capital and Reserves	4,820.39

(1)

For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)

For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*)Figures are for Principal amount at face value

Authorised Capital

          The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Two special capital increases were approved in 2008 (Resolution B/BG/2008/07) and 2009 (Resolution B/BG/2009/05) to enable membership and subscription of shares by the Republic of Turkey and the Grand Duchy of Luxembourg respectively. The effect of these special capital increases was to increase the authorised capital of the Bank from UA 21.87 billion to UA 22.12 billion.

          In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a Sixth General Capital Increase (GCI-VI) of the Bank by a temporary increase of their callable capital with no attached voting rights. As a result, a special capital increase was adopted by the Board of Governors in 2010 (Resolution B/BG/2010/02), bringing the authorised capital of the Bank to UA 23.95 billion. The temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) will be retired as soon as their subscription to GCI-VI becomes effective.

          The GCI-VI was approved by Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23.95 billion to UA 67.69 billion. This represents a 200% increase in the Bank’s authorised capital (excluding temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6%. The new shares created under GCI-VI are to be allocated to regional and non-regional members in such proportions that, when fully subscribed, the regional group would hold 60 per cent of the total capital stock and the non-regional group 40 per cent.

          At 31 December 2010, the authorised capital stock of the Bank was UA 67,687 million.

Subscribed Capital

          At 31 December 2010, subscribed capital amounted to UA 23,924.62 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank’s capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank’s Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The shares created under GCI-V are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. The new shares created under GCI-VI are divided into paid-up and callable shares in the same proportion as the shares of GCI-V. The subscribed capital stock of the Bank now consists of 9.93 per cent paid-up shares and 90.07 per cent callable shares.

          The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

          At 31 December 2010, the Bank’s total callable capital was UA 21,549.00 million. Of this amount, UA 10,411.35 million represented callable capital of the Bank’s 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 8,856.69 million.

          Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

          Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

Paid-up Capital

          With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member’s subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V and GCI-VI Resolutions define the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2010, total paid-up capital stock amounted to UA 2,375.63 million.

          The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981, all payments on paid-up stock were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

          Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

          Under GCI-V, the paid-up portion of the shares are paid in eight equal and consecutive annual instalments and paid only in convertible currencies.

          Under GCI-VI, the paid-up portion of the shares is to be paid in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. The payment is only in convertible currencies.

          As of 31 December 2010, an amount of UA 2,234.97 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA 5.54 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank’s Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. In 2010, the Bank modified the Share Transfer Rules as part of the GCI-VI process. Specifically, the priority rules for allocation were amended, the payment period for shares offered under these rules were reduced, and the forfeiture period for shares under all capital increases was stipulated as 120 days.

          Following the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2010 amounted to UA 0.923 million.

          For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

          At 31 December 2010, the Cumulative Exchange Adjustment on Subscriptions (“CEAS”) representing the translation difference on subscriptions was minus UA 162.57 million. Prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635. As a result of these practices, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account.

          The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2010.

Non-Borrowing Members (1)
Expressed in millions of UA)

	Callable Capital	Total Capital Subscription

Argentina	52.4	58.5
Austria*	87.4	97.1
Belgium*	125.6	139.6
Brazil	87.0	96.7
Canada*	2,367.7	2,449.4
China	218.7	243.0
Denmark*	226.5	251.7
Finland*	95.6	106.3
France*	734.7	816.5
Germany*	806.6	896.3
India	43.7	48.6
Italy*	473.7	526.4
Japan*	1074.5	1,194.0
Korea	281.5	291.21
Kuwait	87.4	97.1
Libya	746.1	839.4
Netherlands*	168.5	186.3
Norway*	226.5	251.7
Portugal*	47.0	52.3
Saudi Arabia	37.9	42.1
Spain*	208.5	230.3
Sweden*	302.3	335.9
Switzerland*	286.9	318.8
United Kingdom*	328.9	365.5
United States of America*	1295.9	1,440.5

Total	10,411.5	11,375.2

*	Member of the DAC of the OECD.

(1)

See Note N to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2010. At 31 December 2010 the 25 members listed above held 43.03 per cent of the total voting powers of the Bank.

Maintenance of Currency Values

          Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

          It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

          The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank’s authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV, GCI-V and GCI-VI, members may vote their paid-up capital shares only to the extent that payment on such paid- up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member’s paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member’s callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Reserves

          The Total Reserves consist of retained earnings and fair value gains/losses on available-for-sale investments. Retained earnings included the net income for the year after taking into account transfers approved by the Board of Governors, and net expenses recognised directly in equity. As at 31 December 2010 retained earnings amounted to UA 2,623.12 million. Income before transfers approved by the Board of Governors for the year ended 31 December 2010 amounted to UA 213.66 million.

SUMMARY STATEMENT OF INCOME AND EXPENSES

          The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2010, 2009, 2008, 2007 and 2006 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

	Years Ended December 31
	2010	2009	2008	2007	2006

	(Expressed in millions of UA)
OPERATIONAL INCOME & EXPENSES
Income from:
loans	293.36	288.24	352.28	341.94	329.03
Investments and related derivatives	219.22	222.96	202.88	231.71	213.82
Other debt securities	6.74	7.68	9.29	4.97

Total income from loans and investments	519.32	518.88	564.45	578.62	542.85

Borrowing expenses
Interest and amortised issuance costs	(303.04)	(306.32)	(251.83)	(268.02)	(245.41)
Net interest on borrowing related derivatives	126.26	73.28	(65.79)	(62.71)	(35.14)
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(27.61)	17.38	12.43	21.24	10.67
Unrealised gain/(loss) on non fair-valued borrowings and others	(13.33)	(20.30)	(16.68)	34.77	21.07

Provision for impairment on loan principal and charges receivables	(26.76)	(11.29)	163.28	69.95	(51.68)
Provision for impairment on investments	17.68	1.07	(56.59)	(0.53)	(34.75)
Translation gains/(losses)	4.86	19.63	(9.17)	(8.89)	4.10
Other income	(1.72)	7.34	18.65	7.32	23.74

Net operational income	295.66	299.67	358.76	371.75	235.45

OTHER EXPENSES
Total Bank Group administrative expenses	239.42	221.51	186.37	180.65	154.34
Share of ADF and NTF	(164.42)	(158.45)	(139.59)	(138.43)	(117.48)

Net administrative expenses	75.00	63.06	46.78	42.22	36.86
Depreciation - Property, equipment and intangible assets	4.59	4.68	5.20	5.37	6.23
Sundry expenses/(income)	2.41	0.77	2.11	0.49	(1.68)

Total other expenses	(82.00)	68.51	54.09	48.08	41.41

Income before transfers approved by the Board of Governors	213,66	231.16	304.66	323.67	194.04
Transfers of income approved by the Board of Governors	(146.37)	(162.68)	(257.30)	(119.90)	(139.20)

NET INCOME	67.29	68.48	47.36	203.77	54.84

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

OPERATIONS OF THE BANK

Lending Operations

          The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity linked products such as subordinated loans may be granted to eligible private sector entities without a government guarantee.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2010, such total outstanding amount was UA 13.75 billion, UA 734.89 million higher than the UA 13.01 billion outstanding at 31 December 2009

          In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly projects designed to stimulate intra-African trade and economic development.

          It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. For public sector projects, it takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

          The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals such as envisaged contribution towards economic growth and development outcomes were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

          Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

          The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank.

          In January 2008, the Board of Directors approved a revised private sector operations strategy and 3-year business plan for the development of the private sector in Africa. Under this programme, the Bank has provided equity and loan funding to enterprises and financial institutions in the private sector. Private Sector Operations (PSO) of the Bank are designed to promote strong social and corporate governance standards as well as help African companies achieve international best practices, making them more competitive at home and in the international marketplace. The Bank has continued to support private sector development focusing on operations in the financial sector, industries & services, infrastructure and entrepreneurship development by improving small and medium enterprises and micro enterprises’ access to financial services. The range of financial instruments includes equity and quasi-equity investment, lines of credit to private financial institutions and guarantees, coupled with technical assistance in some cases. Responding to growing market demand, the Bank’s PSO has witnessed a significant growth in recent years, from an annual volume of UA 901.2 million in 2008, UA 1.16 billion in 2009 and, UA 1.21 billion in 2010 respectively.

          Detailed information on loans approved by the Bank to 31 December 2010 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Loan Approvals and Disbursements

          From its inception to 31 December 2010, the Bank has approved 1,144 loans and grants, less cancellations amounting to UA 32.89 billion, for the financing of programmes or projects in its borrowing regional member countries. The Bank’s loan approvals in 2010 totalled UA 2,581.13 million as compared to UA 5,604.07 million and UA 1,807.01 million in 2009 and 2008, respectively. Loan disbursements of the Bank were UA 1,339.85 million in 2010 as compared to UA 2,352.29 in 2009.

Currency composition of loans

          The following table and chart set forth the Bank’s disbursed and outstanding loans by currency at 31 December 2010 and 2009:

Disbursed and Outstanding Loans by Currency
[UA millions]

Currency	31 December 2010		31 December 2009
	%	Amount	%	Amount
Euro	41.37	3,430.79	45.71	3,445.54
Japanese Yen	6.16	510.56	6.60	497.78
Pound Sterling	0.03	2.44	0.03	2.51
South African Rand	8.37	694.55	4.35	328.06
Swiss Franc	1.85	153.60	1.90	143.42
US Dollar	42.21	3,500.64	41.40	3,120.35
Others	0.01	0.42	0.01	0.54

Total	100.00	8,293.00	100.00	7,538.20

Overdue and Non-Performing Loans

          Prior to the revision of IAS 39 that became effective on January 1, 2005, income on loans in arrears for six months or more were suspended and excluded from loan income reported in the income statement until when the amounts were actually received. The revised standard now requires that all charges including the overdue amounts be included in income and adequate provision for impairment be recognised on both the principal and charges receivable balances outstanding against borrowers and which losses can be established to have been incurred. The ‘incurred loss model’ excludes future losses no matter how likely they might be. The revised standard also no longer permits the suspension of income on loans previously classified as non-accruing. Instead, such income is recognised and appropriate provision is made for any impairment that may exist on the total receivable, using the incurred loss model.

          The Bank may experience delays in receiving loan repayments from certain borrowers. Delays in loan repayment affect the timing and amount of future cash flows on loans and are an important element in the determination of loan impairment. The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

Loan Terms

          Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period of 5 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2010:

Maturity Structure of Loans as at 31 December 2010 Amount expressed in UA amount Maturity	Disbursed and Outstanding Loans

One year or less	858.84
More than one year but less than two years	551.99
More than two years but less than three years	617.67
More than three years but less than four years	590.74
More than four years but less than five years	704.41
More than five years	4,969.35

Total	8,293.00

Borrowing Policies

          The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

          Until March 2009, it was the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members, and to limit total debt to 100 per cent of Usable Capital. On 18 March 2009, the Board of Directors adopted the use of a single ratio, Debt to Usable Capital, to monitor the Bank’s leverage. At that time, Usable Capital was defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated AA or better. On 22 July 2009, Usable Capital was redefined to include callable capital from non-borrowing member countries rated A- and above. The Debt to Usable Capital ratio limits the Bank’s total outstanding debt to 100% of Usable Capital.

          The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As of the same date, the amount of total outstanding borrowings of UA 11,980.57 million, represented by both senior and subordinated debt, was 55.60 per cent of total callable capital of UA 21,548.99 million of all members of the Bank.

          In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and US Medium Term Note (MTN) Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme in place. Both the GDIF and the ECP enable the continuous issuance of notes in the Euro market, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank’s financing flexibility.

          The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

          The weighted average life of the Bank’s outstanding borrowings at 31 December 2010, 2009, 2008, 2007 and 2006 was 4.1, 4.2, 6.5, 4.4 and 5.5 years, respectively.

          At 31 December 2010, the callable capital of the Bank was UA 21,548.99 million. Of this amount, a total of UA 11,883.77 million represented the callable capital of RMCs and UA 9,665.23 million the callable capital of non-regional member countries.

          At 31 December 2010, the Bank’s outstanding borrowings were denominated in fifteen currencies or currency units (without taking into account currency swaps).

The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2010

(UA millions)

	Outstanding Borrowings
Periods	At Fair Value	At Amortised Cost	Total
One year or less	1,890.86	77.68	1,968.54
More than one year but less than two years	2,551.52	19.12	2,570.64
More than two years but less than three years	2,235.83	318.89	2,554.72
More than three years but less than four years	2,002.68	—	2,002.68
More than four years but less than five years	691.14	259.74	950.88
More than five years	1,505.08	431.07	1,936.15

Sub total	10,877.11	1,106.50	11,983.61
Net unamortised premium and discount		(3.04)	(3.04)

Total	10,877.11	1,103.46	11,980.57

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2010		2009		2008		2007		2006
Weighted average interest rate on disbursed and outstanding loans for the period(1)	3.71%		4.31%		6.19%		6.31%		6.20%
Weighted average cost of:
Outstanding borrowings	1.93%		2.73%		4.99%		4.55%		4.29%
Interest coverage ratio(2) (1.25x)(3)	2.21	x	1.99	x	1.96	x	1.98	x	1.69	x

(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.

(2)	Operating income plus interest expense, divided by interest expense.

(3)	Indicates the Bank’s target ratio.

Liquid Assets and Liquidity Policy

          As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following year’s net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments.

          The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing enhances the Bank’s ability to achieve a lower funding cost.

          Investments are based on asset and liability management guidelines adopted under the authority of the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method. At 31 December 2010, the Bank’s cash and treasury investments (net of repurchase agreements) totalled UA 7.83 billion, compared to UA 7.73 billion at the end of 2009. Investment income for 2010 amounted to UA 219.22 million or a return of 2.81 per cent on an average liquidity of UA 7.78 billion, compared to UA 222.96 million in 2009, or a return of 3.50 per cent, on an average liquidity of UA 6.37 billion.

          The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank’s net assets repricing uniformly over a period of 10 years.

Bank Rating

          The rating agencies, Standard & Poor’s, Moody’s, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank’s senior and subordinated debt respectively, with a stable outlook. The ratings recognise the Bank’s strong financial position, membership support, capital adequacy, liquidity position, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. A security rating is not and should not be construed as a recommendation to buy, hold or sell a security.

Equity Participations

          The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

          Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 per cent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 per cent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In the exceptional instances where the Bank has more than 20 per cent but less than 50 per cent ownership, such investments are accounted for as investments in associates. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 per cent of the aggregate amount of the

Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. Total net equity investment participations at 31 December 2010 equalled UA 272.24 million representing 5.65% of risk capital.

          The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Africa Re, and PTA Bank, commercial banks as well as in several regional private equity funds. The Bank is also a participant in the equity of the African Development Fund. The Bank assesses at each balance sheet date whether there is objective evidence that equity investments are impaired. Where in the opinion of Management, there is a significant or prolonged decline in the value of equity investments based on the periodic assessment of all the Bank’s equity investments, the Bank creates an impairment allowance for such investments.

Special Operations of the Bank

          In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank normally receives an administrative fee for managing these funds.

          Two major funds managed by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank.

African Development Fund

          The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

          The ADF Agreement designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

          The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

          The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

          The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. All the Bank’s non-regional members are ADF State Participants. The United Arab Emirates, a non-member, and South Africa, a regional member country, are also State Participants. The ADF has also received a contribution from Botswana in the past. The mobilization of external resources for ADF is a triennial exercise. In December 2007, State Participants reached agreement on the Eleventh Replenishment of the Fund in the amount of UA 5.76 billion, of which UA 2.06 billion represents internally generated resources covering the 3-year operational period 2008-2010. In September 2010, State Participants reached agreement on the Twelfth Replenishment of the Fund. The deputies agreed to a replenishment level of UA 6.10 billion, covering the 3-year operational period 2011-2013.

          At 31 December 2010, the cumulative ordinary and special subscriptions to ADF amounted to UA

18.77 billion of which UA 18.64 billion was fully paid-in. The Bank’s subscription to the ADF at 31 December 2010 was UA 111.74 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

          For the year ended 31 December 2010, loans and grants approved amounted to UA 1.46 billion and the level of cumulative loans and grants signed, net cancellations amounted to 20.33 billion. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a 10-year grace period; lines of credit have a 20-year repayment period with a 5-year grace period.

Nigeria Trust Fund

          The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

          In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

          At 31 December 2010, the NTF had total assets of UA 162.52 million. Upon expiry of the original Agreement establishing NTF on 25 April 2008, the NTF Agreement was renewed for another period of ten years commencing from 25 April 2008.

Other Funds

          The Bank has been entrusted with the administration of other funds, including the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (for concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2010 amounted to UA 4.97 million. In addition, the Bank administers grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies and project preparation. Details of these funds are disclosed in Note W-5 to the financial statements included herein.

Litigation

          The Bank is not a party to any material litigation.

Temporary Relocation

          The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years. The duration of the temporary relocation has since been extended by the Board of Governors, most recently for a further period of 3 years from June 2011.

ADMINISTRATION OF THE BANK

Board of Governors

          All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

          The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

          The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one- quarter of the total voting power of the members.

Board of Directors

          Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

          On 28 May 2010, at its forty-fifth Annual Meeting held in Abidjan, Côte d’Ivoire, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven members represent non-regional member countries.

          Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors of the Bank as at 31 December 2010 are listed below.

Board of Directors – Countries Represented as at 31 December 2010

Regional Member Countries

M. Mahroug	Morocco, Togo, and Tunisia
A. Benallegue	Algeria, Guinea Bissau, and Madagascar
T. N’Guessan	Côte d’Ivoire, Equatorial Guinea, and Guinea,
P.M.F. Tombwele	Angola, Mozambique, Namibia, and Zimbabwe
M.A. Sow	Benin, Burkina Faso, Cape Verde, Chad, Comoros, Gabon, Mali, Niger, and Senegal
H. A. A. Khedr	Egypt and Djibouti
M. Dhoorundhur	Botswana, Malawi, Mauritius, and Zambia
A. Nzapayeke	Burundi, Cameroon, Central African Republic, Congo, and Democratic Republic of Congo
A.M. Gadad	Libya, Mauritania, and Somalia
E.M. Khalid	Gambia, Ghana, Liberia, Sierra Leone, and Sudan
M.C. Muduuli	Eritrea, Ethiopia, Kenya, Rwanda, Seychelles, Tanzania, and Uganda
S. Yahaya	Nigeria and Sao Tome & Principe
S. Khan	Lesotho, South Africa, and Swaziland,

Non-Regional Member Countries

B. Montador	Canada, China, Korea, and Kuwait
M. Pedersen	Denmark, Finland, India, Norway and Sweden
E. Carrère	Belgium, France, and Spain
W.C. Jones	United States of America
C. Kohlmeyer	Germany, Portugal, and Switzerland
M. Kan	Argentina, Austria, Brazil, Japan and Saudi Arabia
V. Zezza	Italy, the Netherlands, and The United Kingdom

President and Management

          The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice- Presidents. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

          The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank.

The Principal Officers of the Bank as at 31 December 2010 are listed below.

Presidency
D. Kaberuka	President
N.D. Moyo	Vice President /Chief Operating Officer
P. Sovik	Director, Compliance Review & Mediation Unit
M.I.Toure	Chief of Staff & Director of Cabinet, Office of the President
C. Akintomide	Secretary General
K. Gadio	General Counsel
E. Ouko	Auditor General
Z. Zoukpo	Director COO
Z.T. Sakala	Director, Strategy & Budget
C. Kirk	Director, Operations Evaluation Department
A. Batumubwira	Head, External Relations & Communication Unit
A. Orraca-Ndiaye	Ombudsman
W. Godbout	Head, Security Unit
M.A.M. Kisubi	Head, Ethics Office
V. Sharma	Acting Director, Integrity and Anti-Corruption Division
A. Dinga-Dzondo	Director, Operations Committee
T. Hurley	Director, Results and Quality Assurance Department

Office of the Chief Economist
M. Ncube	Chief Economist
L. Ndikumana	Director, Development Research Department
C. Lufumpa	Director, Statistics Department
S. Tapsoba	Officer in Charge, African Development Institute

Corporate Services
K. Bedoumra	Vice President, Corporate Services
L. Chakroun	Director, Information Management and Methods Department
M. El Azizi	Officer in Charge, General Services and Procurement Department
G. Archer-Davies	Director, Human Resources Management Department
M. Ntchandeu	Officer in Charge, Language Services Department
S. Ba	Officer in Charge, Headquarters, Abidjan

Finance
C. O. Boamah	Acting Vice President, Finance
C. O. Boamah	Director, Financial Control Department
K. M. Diallo	Director, Financial Management Department
P. Van Peteghem	Director, Treasury Department

Operations I, Country and Regional Programmes and Policies
A. U. Ordu	Vice-President, Country and Regional Programmes and Policy
S. Kayizzi-Mugerwa	Director, Operational Resources & Policies Department
M. J. Gharbi	Director, Regional Centre
J. Kolster	Director, Regional North 1
I.S. Lobe Ndoumbe	Director, Regional North 2
J. K. Litse	Director, Regional West 1
F.J.M. Perrault	Director, Regional West 2
D. Gaye	Director, Regional East 1
N. Matondo-Fundani	Director, Regional East 2
A.D. Beileh	Director, Regional South1
F. Black	Director, Regional South 2
K. Ikeda-Larhed	Head, Partnerships and Cooperation Unit
Y. Fal	Officer in Charge, Procurement and Fiduciary Services Department
B. Chervalier	Head, Resource Mobilization and Allocation Unit

Operations II, Sector Operations
K. S. Elkheshen	Vice President, Sector Operations
A. Abou-Sabaa	Director, Agriculture and Agro-industry Department
G. Negatu	Director, Governance, Economic & Financial Reforms Department
M.H. Kilo	Head, Fragile States Unit
A. Soucat	Director, Human and Social Development Department

Operations III, Infrastructure, Private Sector and Regional Integration
B.J. Pittman	Vice President, Infrastructure, Private Sector and Regional Integration
G. Mbesherubusa	Director, Infrastructure Department
T. Turner	Director, Private Sector Department
A. Kies	Director Water and Sanitation Department
H. Cheikhrouhou	Director, Energy, Environment and Climate Change
A. Rugamba	Director, NEPAD, Regional Integration and Trade Department

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

          The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

          The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

          Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

          Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note N of the financial statements included herein).

Legal Status, Immunities and Privileges

          The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

          The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

          The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

          The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

GENERAL DESCRIPTION OF THE SECURITIES

          Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

          Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered

Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

          The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

          The Securities and the interest on them generally will not be exempt from taxation.

          Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues.

AFRICAN DEVELOPMENT BANK GROUP

Management’s Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting	Date: March 30, 2011

The Management of the African Development Bank Group (“The Bank Group”) is responsible for the preparation, fair presentation and overall integrity of its published financial statements. The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standard (“IFRS”) issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by the independent accounting firm of KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors’ report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Boards of Directors of the Bank Group have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group’s accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes recommendation for such selection to the Board of Directors, which in turn makes recommendation for the approval of the Board of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI’s attention.

The Bank’s assessment of the effectiveness of internal controls was based on the framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of the work performed. Management asserts that the Bank Group maintained effective internal controls over its financial reporting as contained in the Financial Statements for 2010. Management is not aware of any material control weakness that could affect the reliability of the 2010 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2010, the external auditors of the Bank Group conducted an independent assessment of the Bank Group’s internal control framework and their opinion thereon is presented separately in this annual report.

Donald Kaberuka PRESIDENT	Charles Boamah ACTING VICE PRESIDENT, FINANCE

15, Avenue du Ghana, Angle des Rues Pierre de Courbertin et Hedi Noura - BP 323 - 1002 Tunis Belvedere - Tunisia
Tel: (216) 71 333 511 - Fax (216) 71 351 933 - Email: afdb@afdb.com - Internet: www.afdb.org

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank Group
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank Group
regarding the effectiveness of internal control over financial reporting
Year ended 31 December 2010

Scope

We have examined the internal control over financial reporting of the African Development Bank (ADB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF) (together the “Bank Group”) for the year ended 31 December 2010, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibilities

The management of the Bank Group is responsible for implementing and maintaining effective internal control over financial reporting and for assessment of the effectiveness of such control. Management has asserted the effectiveness of internal controls over financial reporting for 2010.

Independent Auditor’s responsibilities

Our responsibility is to express an opinion on the Bank Group’s internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control is maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation

An entity’s system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity’s system of internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and despositions of the

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African Development Bank Group
Independent Auditor’s Report to the Board of Governors
of the African Development Bank Group regarding
the effectiveness of internal controls over external financial reporting assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Bank Group, in all material respects, maintained effective internal control over financial reporting during the year ended 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited the financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund as of and for the year ended December 31, 2010, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris La Défense, 30 March 2011

KPMG Audit
A division of KPMG S.A.

Pascal Brouard
Partner

FINANCIAL HIGHLIGHTS FOR THE YEAR 2010, 2009 AND 2008

Net Operational Income

          Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, translation losses or gains and other income. Table below shows the breakdown of the net operational income for the last three years.

In UA millions	2010	2009	2008

Interest income from loans	285.16	284.93	348.73
Interest income from investments and related derivatives	258.77	207.71	226.05
Income from other debt securities	6.74	7.68	9.29
Borrowing expenses	(217.72)	(235.96)	(321.86)

Net interest income	332.95	264.37	262.22

Provision for impairment on loans (principal and charges)	(26.76)	(11.29)	163.28
Provision for impairment on investments	17.68	1.07	(56.59)
Realized and unrealised fair value gains/(losses)	(39.55)	15.24	(23.17)
Translation (losses)/gains	4.86	19.63	(9.17)
Other income	6.48	10.65	22.21

Net Operational Income	295,660	299.67	358.76

FY 2010 vs. FY 2009

          Net operational income decreased by UA 4.01 million from UA 299.67 million in 2009 to UA 295.66 million in 2010.

          Net interest income increased by UA 68.58 million in 2010 as compared to 2009. Loan income also increased marginally by UA 0.23 million in 2010 compared to 2009. The Bank also earned income of UA 6.74 million (2009: UA 7.68 million) on investments in debt instruments issued by entities in its regional member countries. Investment income decreased slightly by UA 3.73 million, or 1.67% during the year. Borrowing expenses also decreased by UA 18.24 million as a result of lower interest rates during the year.

          During the year, there was a write back of impairment on held to maturity and equity investments of UA 17.68 million compared to a write-back of UA 1.07 million in 2009. Other items that affected income in 2010 included: a) provision for impairment on loans and charges receivable of UA 26.76 million compared to UA 11.29 million in 2009; b) realized and unrealised losses on the trading investment portfolio of UA 39.55 million compared to realized and unrealised gains of UA 15.24 million in 2009; and c) translation gains of UA 4.86 million in 2010 compared to translation gains of UA 19.63 million in 2009. The Bank incurred other miscellaneous income losses of UA 1.72 million in 2010 compared to an income of UA 7.34 million in 2009.

FY 2009 vs. FY 2008

          Net operational income decreased by UA 59.09 million in 2009 as compared to 2008.

          Net interest income increased by UA 2.15 million in 2009 as compared to 2008. Loan income decreased by UA 63.80, or 18.29%, in 2008. The decrease in loan income was due to the general decline in interest rates during the year. In 2009, the Bank also earned income of UA 7.68 million (2008: UA 9.29 million) on investments in debt instruments issued by entities in its regional member countries. Investment income similarly decreased by UA 18.34 million, or 8.11% during the year. Borrowing expenses also decreased by UA 85.90 million as a result of lower interest rates during the year.

          As a result of the stability in the portfolio, impairment on held to maturity and equity investments, was minimal at UA 1.07 million compared to UA 56.59 million in 2008. Other items that affected income in 2009 included: a) provision for impairment on loans and charges receivable of UA 11.29 million compared to a write back of provision in 2008; b) realized and unrealized gains on the trading portfolio of UA 15.24 million compared to realized and unrealized losses of UA 23.17 million in 2008; and c) translation gains of UA 19.63 million in 2009 compared to translation losses of UA 9.17 million in 2008. Other income decreased from UA 22.21 million in 2008 to UA 10.65 million in 2009. Other income in 2008 included the amount received in settlement of the Bank’s claim by the liquidators of the former BCCI.

Non-interest expenses

          Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. Table below shows the breakdown of the net non-interest expenses for the last three years.

In UA Thousands	2010	2009	2008

Personnel Expenses	178,975	170,632	141,119
Other expenses	60,448	50,876	45,253

Total Administrative Expenses	239,423	221,508	186,372
Reimbursable by ADF	(163,960)	(157,649)	(138,104)
Reimbursable by NTF	(467)	(802)	(1,485)

Net Administrative Expenses	74,996	63,057	46,783
Depreciation – Property, equipment and intangible assets	4,591	4,679	5,201
Sundry expenses	2,414	774	2,110

Net non-interest expense	82,001	68,510	54,094

FY 2010 vs. FY 2009

          Net non-interest expenses which mainly consist of personnel expenses increased from UA 68.51 million in 2009 to UA 82.00 million in 2010. Total administrative expenses, including expenses reimbursable by the ADF and NTF and excluding depreciation and sundry expenses, increased by 8% from UA 221.51 million in 2009 to UA 239.42 million in 2010. The Bank’s share of the total administrative expenses increased by UA 11.94 million, or 19%, from UA 63.06 million in 2009 to UA 75.00 million in 2010.

FY 2009 vs. FY 2008

          Net non-interest expenses which mainly consist of personnel expenses increased from UA 54.09 million in 2008 to UA 68.51 million in 2009. Total administrative expenses, including expenses reimbursable by the ADF and NTF and excluding depreciation and sundry expenses, increased by 19% from UA 186.37 million in 2008 to UA 221.51 million in 2009. The Bank’s share of the total administrative expenses increased by UA 16.27 million, or 35%, from UA 46.78 million in 2008 to UA 63.06 million in 2009.

Financial Condition

          Loan disbursements for the year ended 31 December 2010 amounted to UA 1,339.85 million, which is 43 % less than the amount of UA 2,35229 million made during the year ended 31 December 2009. The high disbursement level in 2009 was as a result of the Bank’s response to the global economic and financial crisis through counter-cyclical lending. Loan disbursements in 2008 amounted to UA 727.53 million. In 2010, loan repayment amounted to UA 568.64 million compared to UA 718.82 million in 2009 and UA 496.69 million in 2008.

          The Bank’s reserves increased by UA 74.32 million during the year from UA 2,552.96 million as at 31 December 2009 to UA 2,627.28 million as at 31 December 2010. Net income after distributions approved by the Board of Governors was UA 67.29 million compared to UA 68.48 million in 2009. Distributions approved by the Board of Governors charged to income in 2010 was UA 146.37 million compared to UA 162.68 million in 2009

REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR
THE YEARS ENDED 31 DECEMBER 2010, 2009, 2008 and 2007

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2010

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2010 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to W.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement establishing the Bank. This responsibility include: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements,

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African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2010, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 30 March 2011

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2009

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2009 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to W.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair

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African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 24th March 2010

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisie

Independent Auditor’s Report to the Board of Governors of the African Development Bank
Year ended 31 December 2008

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2008 and the income statement, the statement of recognized income and expense and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to W.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the pur-

	Société anonyme d’expertise	Siège social:
	comptable - commissariat aux	KPMG S.A.
	comptes à directoire et conseil	Immeuble le Palatin
	de surveillance.	3, cours du Triangle
	Inscrite au Tableau de l’ordre	92939 Paris La Défense Cedex
	à Paris sous le n° 14-30080101	Capital : 5 497 100€
	et à la Compagnie des	Code APE 741 C
	Commissaires aux Comptes	775726417 R.C.S. Nanterre
KPMG S.A. cabinet français membre de KPMG International.	de Versailles.	TVA Union Européenne
une coopérative de droit suisse.		FR 77 775 726 417

African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

pose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2008, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 31st March 2009

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

KPMG Audit	Téléphone:	+33 (0)1 55 68 68 68
1, cours Valmy	Télécopie:	+33 (0)1 55 68 73 00
92923 Paris La Défense Cedex	Site internet:	www.kpmg.fr
France

African Development Bank
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisie

Independent Auditors’ Report to the Board of Governors of the African Development Bank
Year ended 31 December 2007

We have audited the accompanying financial statements of the African Development Bank (“the Bank”) which comprise the balance sheet as at 31 December 2007 and the income statement, the statement of recognized income and expense and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements,

	Société anonyme d’expertise	Siège social:
	comptable - commissariat aux	KPMG S.A.
	comptes à directoire et conseil	Immeuble le Palatin
	de surveillance.	3, cours du Triangle
	Inscrite au Tableau de l’ordre	92939 Paris La Défense Cedex
	à Paris sous le n° 14-30080101	Capital : 5 497 100€
	et à la Compagnie des	Code APE 741 C
	Commissaires aux Comptes	775726417 R.C.S. Nanterre
KPMG S.A. cabinet français membre de KPMG International.	de Versailles.	TVA Union Européenne
une coopérative de droit suisse.		FR 77 775 726 417

African Development Bank
Independent Auditor’s Report to the Board of Governors of the African Development Bank

whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2007, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion we draw attention to Note C which highlights the effect of new and revised international financial reporting standards. For the years ended 31 December 2005 and 2006 the independent auditor issued a qualified opinion for the financial statements because International Financial Reporting Standard IAS 32, “Financial Instruments: Disclosure and Presentation”, required that the Bank’s member countries’ capital subscriptions be reclassified in the Bank’s financial statements as financial liabilities instead of equity.

On 14 February 2008 the International Accounting Standards Board (IASB), issued amendments to IAS1 and IAS32. The Bank’s member countries’ capital subscriptions are puttable financial instruments that meet the requirements for equity classification under the amended standards. Prior to the amendments, the Bank also classified these financial instruments as equity. The amendments were issued after the balance sheet date, but before the approval of the financial statements. The Bank has opted to early adopt the amended standards which had no effects on the Bank’s financial statements.

Paris La Défense, 2nd April 2008

KPMG Audit
A division of KPMG S.A.

Pascal Brouard Partner

AFRICAN DEVELOPMENT BANK
BALANCE SHEET ASSETS
For the years ended 31 December, 2010, 2009, 2008, and 2007

(Expressed in Thousands of UA & US Note B)

ASSETS	2010		2009		2008		2007

	UA	USD	UA	USD	UA	USD	UA	USD

CASH	395,717	609,416	318,828	499,823	592,644	912,832	95.528	150,958

DEMAND OBLIGATIONS	3,801	5,854	3,801	5,959	3,801	5,855	3,801	6,007

TREASURY INVESTMENTS (Note F)	7,433,528	11,447,856	7,412,248	11,620,107	4,575,756	7,047,900	5,328,534	8,420,416

DERIVATIVE ASSETS (Note G)	1,421,480	2,189,122	764,007	1,197,726	736,091	1,133,779	425,338	672,140

NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	4,625	7,123	8,188	12,836	11,861	18,269	15,385	24,312

ACCOUNTS RECEIVABLE

Accrued income and charges receivable on loans (Note I)	178,236	274,489	168,592	264,300	336,466	518,248	267,149	422,162
Other accounts receivable	1,163,422	1,791,705	755,567	1,184,495	312,549	481,410	303,732	479,973

	1,341,658	2,066,194	924,159	1,448,795	649,015	999,658	570,881	902,135
DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I)	8,178,797	12,595,593	7,436,278	11,657,779	5,731,972	8,828,784	5,344,073	8,444,971
Equity participations	272,241	419,259	234,478	367,589	188,781	290,774	189,248	299,059
Other debt securities (Note K)	79,752	122,820	70,810	111,008	68,797	105,966	94,622	149,526

	8,530,790	13,137,673	7,741,566	12,136,376	5,989,550	9,225,524	5,627,943	8,893,556
OTHER ASSETS
Property, equipment and intangible assets (Note L)	11,990	18,465	11,243	17,626	11,731	18,069	14,362	22,696
Miscellaneous	704	1,084	647	1,014	498	767	667	1,054

	12,694	19,549	11,890	18,640	12,229	18,836	15,029	23,750

TOTAL ASSETS	19,144,293	29,482,786	17,184,687	26,940,262	12,570,947	19,362,653	12,082,439	19,093,274

The accompanying notes to the financial statements form part of this statement

AFRICAN DEVELOPMENT BANK
BALANCE SHEET
LIABILITIES RESERVES AND CAPITAL
For the years ended 31 December, 2010, 2009, 2008 and 2007

(Expressed in Thousands of UA & US$ - Note B)

LIABILITIES & EQUITY	2010		2009		2008		2007

	UA	US$	UA	US$	UA	US$	UA	US$

ACCOUNTS PAYABLE
Accrued financial charges	423,492	652,190	404,477	634,095	398,733	614,157	418,706	661,660
Other accounts payable	1,591,552	2,451,038	981,202	1,538,221	444,389	684,479	165,633	261,742

	2,015,044	3,103,228	1,385,679	2,172,315	843,122	1,298,636	584,339	923,402

DERIVATIVE LIABILITIES (Note G)	328,296	505,586	477,118	747,973	360,299	554,958	591,047	934,002

BORROWINGS (Note M)	11,980,566	18,450,431	10,580,640	16,587,164	6,707,278	10,331,019	6,198,873	9,795,769

EQUITY (Note N)
Capital
Subscriptions paid	2,355,677	3,627,813	2,350,257	3,684,474	2,345,804	3,613,172	2,336,457	3,692,186
Cumulative Exchange Adjustment on Subscriptions paid (net of CEAS)	(162,572)	(250,366)	(161,970)	(253,919)	(161,028)	(248,027)	(160,075)	(252,959)

	2,193,105	3,377,447	2,188,287	3,430,556	2,184,776	3,365,145	2,176,382	3,439,227

Reserves
Retained earnings	2,623,116	4,039,677	2,556,391	4,007,629	2,460,137	3,789,275	2,498,288	3,947,920
Fair value gains on available-for-sale equity investments	4,166	6,416	(3,428)	(5,374)	15,335	23,620	33,510	52,954

Total reserves	2,627,282	4,046,093	2,552,963	4,002,255	2,475,472	3,812,895	2,531,798	4,000,874

Total equity	4,820,387	7,423,541	4,741,250	7,432,810	4,660,248	7,178,040	4,708,180	7,440,101

TOTAL LIABILITIES & EQUITY	19,144,293	29,482,786	17,184,687	26,940,262	12,570,947	19,362,653	12,082,439	19,093,274

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF INCOME AND EXPENSES
For the years ended 31 December, 2010, 2009, 2008 and 2007

(Expressed in Thousand in UA & US$ - Note B)

	2010		2009		2008		2007

	UA	US$	UA	US$	UA	US$	UA	US$

OPERATIONAL INCOME & EXPENSES
Income from:

Income from loans (Note O)	293,359	451,782	288,239	451,869	352,277	542,601	341,945	540,359
Income from investments and related derivatives (Note O)	219,219	337,604	222,955	349,524	202,884	312,496	231,707	376,727

Other debt securities	6,737	10,375	7,684	12,046	9,288	14,306	4,966	7,848

Total income from loans and investments	519,315	799,761	518,878	813,440	564,449	869,404	578,618	914,361

Borrowing expenses (Note P)

Interest and amortised issuance costs	(303,041)	(466,692)	(306,321)	(480,216)	(251,827)	(387,882)	(268,023)	(423,543)

Net interest on borrowing-related derivatives	126,265	194,452	73,284	114,887	(65,788)	(101,331)	(62,706)	(99,091)
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(27,611)	(42,522)	17,380	27,246	12,431	19,147	21,239	33,563
Unrealised gain on derivatives on non fair-valued borrowings and others	(13,328)	(20,526)	(20,303)	(31,829)	(16,677)	(25,687)	34,774	54,952

Provision for impairment (Note I)

Loan principal	(10,643)	(16,391)	(276)	(433)	101,479	156,305	17,453	27,580

Loan charges	(16,117)	(24,821)	(11,009)	17,259	61,798	95,186	52,503	82,968

Provision for impairment on equity investments	(898)	(1,383)	(2,324)	(3,643)	(18,456)	(28,427)	(532)	(841)
Provision for impairment on investments	18,578	28,611	3,389	5,313	(38,134)	(58,737)

Translation (losses)/ gains	4,865	7,492	19,634	30,780	(9,167)	(14,120)	(8,895)	(14,056)

Other income	(1,725)	(2,657)	7,338	11,504	18,647	28,721	7,323	11,572

Net operational income	295,660	455,325	299,670	469,790	358,755	552,580	371,754	587,466

OTHER EXPENSES

Administrative expenses (Note Q)	(74,996)	(115,496)	(63,057)	(98,854)	(46,783)	(72,058)	(42,218)	(66,715)
Depreciation - Property, equipment and intangible assets (Note L)	(4,591)	(7,070)	(4,679)	(7,335)	(5,201)	(8,011)	(5,375)	(8,494)

Sundry (expenses)/gains	(2,414)	(3,718)	(774)	(1,213)	(2,110)	(3,250)	(493)	(779)

Total other expenses	(82,001)	(126,284)	(68,510)	(107,402)	(54,094)	(83,319)	(48,086)	(75,988)

Governors	213,659	329,041	231,160	362,387	304,661	469,260	323,668	511,478
Transfers of income approved by the Board of Governors (Note N)	(146,366)	(225,408)	(162,680)	(255,032)	(257,300)	(396,311)	(119,902)	(189,475)

NET INCOME	67,293	103,633	68,480	107,355	47,361	72,949	203,766	322,003

STATEMENT OF COMPREHENSIVE INCOME
For the years ended 31 December, 2010, 2009, 2008 and 2007

(UA thousands – Note B)

	2010		2009		2008		2007

	UA	US$	UA	US$	UA	US$	UA	US$

Gain /(loss) on available for-sale-investments taken to equity	7,594	11,695	(18,763)	(29,415)	(18,175)	(27,994)	33,374	52,739

Actuarial losses on defined benefit plans	(568)	(875)	27,774	43,541	(85,512)	(131,712)	(10,823)	(17,103)

Net income /(loss) recognised directly in equity	7,026	10,820	9,011	14,126	(103,687)	(159,706)	22,551	35,636

Net income for the year	67,293	103,633	68,480	107,355	47,361	72,949	203,766	322,001

TOTAL RECOGNISED INCOME AND EXPENSE FOR THE YEAR	74,319	114,453	77,491	121,482	(56,326)	(86,757)	226,317	357,637

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS
For the years ended 31 December, 2009, 2008, 2007, and 2006
(Expressed in Thousands of UA & US$ - Note B)

	2010		2009		2008		2007

	UA	US$	UA	US$	UA	US$	UA	US$
CASH FLOW FROM

Operating activities:

Net income	67,293	103,633	68,480	107,355	47,361	72,949	203,766	322,001
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	4,591	7,070	4,679	7,335	5,201	8,011	5,375	8,494
Provision for impairment on loan principal and charges	26,760	41,211	11,287	17,695	(163,277)	(251,491)	(69,956)	(110,548)
Unrealised (gains)/ losses on investments and related derivatives	18,304	28,189	15,689	24,595	5,221	8,042	(693)	(1,095)
Amortisation of discount or premium on held-to-maturity investments	(22,168)	(34,139)	(6,658)	(10,438)	(2,389)	(3,680)	(5,645)	(8,920)

Amortisation of borrowing issuance costs	(11,906)	(18,336)	541	848	2,805	4,320	3,333	5,267
Unrealised (gains)/losses on fair value borrowings and derivatives	40,939	63,047	2,923	4,582	4,246	6,540	(56,013)	(88,514)
Provision for impairment on equity investments and receivables	(17,680)	(27,228)	(1,065)	(1,670)	56,590	87,163	7,222	11,412

Translation losses/(gains)	(4,865)	(7,492)	(19,634)	(30,780)	9,167	14,120	8,895	14,056

Share of profits in associate	421	648	(227)	(356)	(36)	(55,450)	(479)	(757)

Net movement in derivatives	(176,281)	(271,478)	(77,560)	(121,590)	(2,145)	(3,304)	(51,659)	(81,634)

Changes in accrued income on loans	(26,374)	(40,617)	159,099	249,418	10,551	16,251	15,640	24,715

Changes in accrued financial charges	19,703	30,343	6,345	9,947	(21,621)	(33,302)	90,409	142,868

Changes in other receivables and payables	175,535	270,329	89,407	140,162	140,352	216,180	(123,330)	(194,892)

Net cash provided by operating activities	94,272	145,182	253,306	397,105	92,026	141,745	21,561	34,072

Investing, lending and development activities:

Disbursements on loans	(1,339,846)	(2,063,403)	(2,352,287)	(3,687,657)	(727,534)	(1,120,599)	(884,747)	(1,398,121)

Repayments of loans	568,638	875,720	718,818	1,126,884	496,690	765,037	704,045	1,112,567

Investments maturing after 3 months of acquisition:

Held-to-maturity portfolio	(112,527)	(173,295)	(362,180)	(567,786)	(145,510)	(224,125)	(79,764)	(126,047)

Trading portfolio	(13,098)	(20,171)	(2,029,748)	(3,182,016)	536,767	826,766	359,145	567,538

Other debt securities					—	—	(92,801)	(146,648)

Changes in other assets	(5,394)	(8,307)	(4,339)	(6,802)	(2,400)	(3,697)	(5,451)	(8,614)

Equity participations movement	(24,158)	(37,204)	(51,240)	(80,328)	(36,693)	(56,517)	(40,150)	(63,447)

Net cash (used in)/provided by investing, lending and development activities	(926,385)	(1,426,661)	(4,080,976)	(6,397,705)	121,320	186,866	(39,723)	(62,772)

	2010		2009		2008		2007

	UA	US$	UA	US$	UA	US$	UA	US$

Financing activities:

New issues on borrowings	2,815,211	4,335,509	5,143,378	8,063,222	1,282,826	1,975,898	779,649	1,232,040

Repayments on borrowings	(2,054,200)	(3,163,530)	(1,241,531)	(1,946,336)	(1,164,877)	(1,794,225)	(402,541)	(636,115)

Net cash from capital subscriptions	8,381	12,907	7,185	11,264	12,064	18,582	33,363	52,722

Net cash provided by financing activities	769,392	1,184,887	3,909,032	6,128,150	130,013	200,255	410,471	648,646
Effect of exchange rate changes on cash and cash equivalents	14,285	21,999	(5,126)	(8,036)	(17,613)	(27,129)	(12,363)	(19,536)

Increase/ (decrease) in cash and cash equivalent	(48,436)	(74,593)	76,236	119,514	325,746	501,737	379,946	600,410
Cash and cash equivalents at the beginning of the year	1,487,818	(2,291,284)	1,411,582	2,212,923	1,085,836	1,672,481	705,890	1,115,482

Cash and cash equivalents at the end of the year	1,439,382	(2,216,691)	1,487,818	2,332,437	1,411,582	2,174,217	1,085,836	1,715,892

Composed of:
Investments maturing within 3 months of acquisition:

Held-to-maturity portfolio	—	—	105,554	165,476	—	—	24,114	38,106

Trading portfolio	1,043,665	1,607,275	1,063,436	1,667,138	818,938	1,261,386	966,194	1,526,828

Cash	395,717	609,416	318,828	499,823	592,644	912,832	95,528	150,958

Cash and cash equivalents at the end of the year	1,439,382	2,216,691	1,487,818	2,332,437	1,411,582	2,174,217	1,085,836	1,715,892

Supplementary disclosure:

Movement resulting from exchange rates:

Loans	21,279	32,770	(82,657)	(129,581)	(116,054)	(178,754)	(70,008)	(110,630)

Borrowings	680,945	1,048,676	201,269	315,527	231,589	356,710	(77,088)	(121,818)

Currency swaps	(723,003)	(1,113,446)	(104,851)	(164,374)	(148,558)	228,819	89,729	141,794

The accompanying notes to the financial statements form part of this Statement.

Restated per Note C

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s headquarters is located in Abidjan, Cote d’Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank’s right to receive payment is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2010 and 2009 are reported in Note W-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of December 31, 2010, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s post-employment medical benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Fair Value through Profit or Loss

All trading assets are carried at fair value through the income statement and gains and losses are reported in the income statement in the period in which they arise. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii)	Loans and Receivables

The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred, as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

iii)	Held-to-Maturity Investments

The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank’s management has the intent and ability to hold to maturity. Held-to-maturity investments are carried and subsequently measured at amortized cost using the effective interest method.

iv)	Available-for-Sale Financial Assets

The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available- for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in other comprehensive income, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in other comprehensive income is recognized in profit or loss.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks. The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D below. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the revised IAS 20- Accounting for Government Grants and Disclosure of Government Assistance, such borrowings represent a form of government assistance, the benefits of which are not quantified by the imputation of interest. Accordingly, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii)	Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

Although IAS 39 allows hedge accounting for certain qualifying hedging relationships, the Bank has elected not to apply hedge accounting to any qualifying hedging relationship, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of Financial Assets

1) Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses, arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

2) Available-for-Sale Assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, net of any impairment loss previously recognized in profit or loss, is reclassified from equity to the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired equity instrument and the present value of the estimated future cash flows discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1:	Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2:	Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3:	Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

Equity Investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management’s best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year end variable lending rate in that currency. The estimated fair value of loans is disclosed in note I.

Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, “Investments in Associates”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not controls, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2010, such subscriptions cumulatively represented approximately 1 percent of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15-20 years

•	Fixtures and fittings: 6-10 years

•	Furniture and equipment: 3-7 years

•	Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year’s income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Held-for-Trading – In classifying financial assets or liabilities as “trading”, the Bank has determined that such assets or liabilities meet its description and set criteria for classification as such.

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Held-to-Maturity – The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. In making this judgment, the Bank evaluates its intent and ability to hold such investments to maturity.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Loans and Advances – At each financial statements reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan’s original effective interest rate and comparing this amount to the loan’s net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Impairment of Available-for-Sale Equity Investments – The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

Retirement Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the UA.

Events after the Balance Sheet date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves. The nature and potential financial statements effect of such events are detailed in Note U to these financial statements.

Reclassifications

Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Certain new and amended International Financial Reporting Standards and Interpretations were not yet effective for application as of the balance sheet date, and have not been applied in preparing these financial statements. The following new standard is expected to be relevant to the Bank:

IFRS 9: “Financial Instruments”

The first part of phase 1 of IFRS 9 “financial instruments” was issued in November 2009 as the first part of the IASB comprehensive project to replace IAS 39. The first part of phase 1 of IFRS 9 replaces those parts of IAS 39 relating to the classification and measurement of financial assets. IFRS 9 requires financial assets to be classified, based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument, into two measurement categories: those to be measured at fair value and those to be measured at amortized cost. An instrument is measured at amortized cost only if it is a debt instrument and the objective of the entity’s business is to hold the asset to collect the contractual cash flows and the asset’s contractual cash flows represent only payments of principal and interest. All other instruments are to be measured at fair value through profit or loss. IFRS 9 also requires that all equity instruments be measured at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss while for all other equity instruments an irrevocable election can be made at initial recognition to recognize all fair value changes through other comprehensive income.

The second part of Phase 1 of IFRS 9 which deals with classification and measurement of financial liabilities was issued on October 28, 2010. The new requirements address the problem of volatility in profit or loss (P&L) arising from the “own credit” of an issuer choosing to measure its own debt at fair value. With the new requirements, gains and losses resulting from changes in “own credit risk” for liabilities measured at fair value will be reported in “other comprehensive income” and therefore not affect reported profit or loss.

As at December 31, 2010, the two other phases of IFRS 9 dealing with impairment of financial assets and hedge accounting had not been issued by IASB.

Adoption of IFRS 9 is mandatory from January 1, 2013 but earlier adoption is permitted. IFRS 9 will have an effect on the current classification of the Bank’s financial assets and liabilities. The Bank intends to early adopt the first phase of IFRS 9 on January 1, 2011.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank’s capital adequacy policy was revised in 2009, as further discussed in Note M under Borrowings.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank’s Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Executive Directors regularly review trends in the Bank’s risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its core and non-core risks are governed by the General Authority on the Bank’s Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank’s Credit Risk Management Guidelines.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines which prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources. It also includes the interest rate and currency risk management aspects of the Bank’s lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s risk management activities. It is the Bank’s most senior management forum on risk management issues and is chaired by the Vice President for Finance. OPSCOM reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO meets on a regular basis to perform its oversight role. Among its functions, the ALCO reviews regular and ad-hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated incurred loss estimates. ALCO is supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank’s risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector, non-sovereign and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative transactions. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to sustainable lending strategies, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s macroeconomic performance as well as its socio-political conditions and future growth prospects.

Country Exposure

The Bank’s exposures at December 31, 2010 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)

Country	No of loans*	Total Loans*	Unsigned Loans Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans

Angola	1	227	—	—	227	—
Botswana	5	1,147,434	—	495,456	651,978	7.86
Cameroon	2	29,759	—	17,197	12,562	0.15
Cape Verde	2	34,493	6,859	—	27,634	0.33
Congo	2	21,555	—	—	21,555	0.26
Côte d’Ivoire	5	36,979	—	—	36,979	0.45
Democratic Republic of Congo	10	761,520	—	—	761,520	9.18
Egypt	15	1,353,110	—	531,762	821,349	9.90
Equatorial Guinea	3	63,015	—	62,776	239	—
Ethiopia	3	7,853	—	—	7,853	0.09
Gabon	16	457,497	1,328	274,862	181,307	2.19
Guinea	2	3,934	—	—	3,934	0.05
Kenya	2	1,208	—	—	1,208	0.01
Malawi	1	1,310	—	—	1,310	0.02
Mauritania	2	12,507	—	—	12,507	0.15
Mauritius	10	471,422	—	344,570	126,852	1.53
Morocco	35	2,580,860	—	753,290	1,827,570	22.04
Namibia	4	56,238	—	575	55,663	0.67
Nigeria	5	64,848	—	—	64,848	0.78
Senegal	2	8,736	—	—	8,736	0.11
Seychelles	5	20,576	6,493	—	14,082	0.17
Somalia**	3	4,360	—	—	4,360	0.05
South Africa	6	1,956,998	—	1,466,622	490,376	5.91
Sudan**(1)	5	59,651	—	—	59,651	0.72
Swaziland	6	72,825	—	1,737	71,088	0.86
Tanzania	1	1,332	—	—	1,332	0.02
Tunisia	30	1,577,013	—	389,079	1,187,934	14.32
Zambia	1	1,028	—	—	1,028	0.01
Zimbabwe**	12	197,929	—	—	197,929	2.39
Multinational	3	40,572	—	199	40,373	0.49

Total Public Sector	199	11,046,790	14,680	4,338,125	6,693,985	80.72
Total Private Sector	75	3,046,422	930,200	517,203	1,599,019	19.28

Total	274	14,093,212	944,880	4,855,328	8,293,004	100.00

*	Excludes fully repaid loans and cancelled loans.

**	Country in arrears as at December 31, 2010.

(1)

The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations becomes effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between representatives of the North and South Sudan.

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank’s statistical loss expectations as shown in the following table. The level of granularity helps in measuring probabilities of default for internal grades in order to differentiate between obligors distinctly.

Risk Rating	Description	Risk Class	International Equivalent

1	Excellent	Very Low Risk	A-BBB/Baa
2	Strong	Low Risk	BB/Ba
3	Good	Moderate Risk	B/B
4	Fair
5	Acceptable	High Risk	CCC/Caa
6	Marginal
7	Special Attention	Very High Risk	CC-D/Ca-D
8	Substandard
9	Doubtful
10	Known Loss

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and Bank’s portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and a composite non-sovereign country risk index which in turn are converted into separate country risk rating for the sovereign and non-sovereign portfolios. These country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The ALCO reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The ALCO also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if any.

Portfolio Risk Monitoring

The portfolio’s weighted-average risk rating at the end of 2010 was 2.01 compared to 2.42 at the end of 2009. The distribution of the sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk

2010	76%	2%	5%	13%	4%
2009	44%	33%	6%	13%	4%
2008	37%	33%	6%	16%	8%
2007	37%	31%	8%	15%	9%
2006	28%	35%	10%	17%	10%
2005	26%	26%	18%	17%	13%

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties to service their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. At the end of December 2010, the Bank’s public sector loan portfolio used up to 28 percent of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital plus accumulated reserves net of translation adjustments. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers or to enclave projects, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses a uniform internal credit risk rating scale. Non-sovereign transactions are grouped into the following three main categories: a) greenfield and expansion projects; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a) Greenfield and Expansion Projects

The first factor involves the overall evaluation and assessment of the borrower’s financial strength. This assessment looks at: i) capacity of the project to generate sufficient cash flow to service its debt; ii) the company’s operating performance and profitability; and iii) the project company’s capital structure, financial flexibility and liquidity positions.

Secondly, the following, four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company’s management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company’s risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy – analyses of the composition, adequacy and quality of the institution’s capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity’s ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of a Private Equity Fund takes into consideration the analysis of the following qualitative and quantitative factors:

•	Investment strategies;

•	Industry structure and regulatory framework;

•	Management and corporate governance;

•	Financial strength and fund performance; and

•	Information quality.

All new non-sovereign projects require a minimum initial credit rating and undergo rigorous project approval. The Non-Sovereign Working Group of the ALCO reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend for the ALCO’s approval, changes if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its exposure to the non-sovereign loan and equity portfolios. The weighted-average risk rating improved from 3.14 at the end of 2009 to 3.12 at year-end 2010. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk

2010	24%	20%	30%	24%	2%
2009	27%	18%	28%	24%	3%
2008	13%	16%	41%	28%	2%
2007	8%	10%	46%	31%	5%
2006	16%	15%	52%	6%	11%
2005	14%	20%	56%	7%	3%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2010, the impairment allowance to cover the incurred loss on impaired loans in the non-sovereign portfolio was UA 12.04 million compared to UA 11.89 million in 2009.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In the event that the fair value of an equity investment cannot be reliably determined, it is carried at amortized cost, and periodically assessed for impairment. The Bank recognizes loss provision based on accepted impairment tests measured against the carrying cost of the equity investment. At the end of 2010, the provision for impairment on equity investment was UA 18.78 million compared to UA 15.94 million in 2009.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2010, the Bank’s non- sovereign portfolio required as risk capital approximately 25 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 40 percent determined by the Bank for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, Equity participations required as risk capital approximately 8.3 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign guaranteed and non-sovereign portfolios) by ensuring that in the aggregate, the total country exposure limit to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank’s capital adequacy framework. Specifically, the country limits are determined for each of the RMC borrowers by differentiating them on the basis of their credit ratings; size of the economy and the country’s economic potential. Country exposure limits are reviewed annually to support the Bank’s medium term country lending strategies.

The credit exposure on the non-sovereign portfolio is further controlled and managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk, however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counter- party exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

Maturity

	6 months	1 year	5 years	10 years	15 years	30 years

Government		A/A2			AA-/Aa3	AAA/Aaa
Government Agencies and Supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
AAA
MBS/ABS

Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40 year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank also invests in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The counterparty credit exposure of the investment and related derivative portfolios continues to be predominantly AA or higher rated as shown in the table below. The proportion of exposure to AAA rated entities rose from the previous year as the bank continued to increase its relative investments in sovereign, sovereign-guaranteed, agency and supranational securities.

Credit Risk Profile of the Investment and Derivative Portfolios

	AAA	AA+ to AA-	A+ and lower

2010	69%	24%	7%
2009	65%	25%	10%
2008	59%	21%	20%
2007	43%	54%	3%
2006	56%	39%	5%
2005	56%	36%	8%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2010, the Bank’s counterparty credit portfolio including all investments and derivative instruments required as risk capital 2 percent of the Bank’s total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the bank’s net income. During the year, the Bank revised its definition of eligible liquidity to include, with appropriate hair-cuts as necessary, all liquid securities in all the portfolios of assets held by the Bank.

The contractual maturities of financial liabilities and future interest payments at December 31, 2010 and 2009 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2010.

(UA thousands)

	Carrying Amount	Contractual Cash Flow	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years

Financial liabilities with derivatives
Derivative liabilities	(1,097,276)	(1,677,450)	(328,910)	(251,904)	(190,541)	53,964	(247,153)	(712,906)
Borrowings at fair value	10,877,110	12,250,535	2,210,371	2,794,179	2,315,143	2,078,599	813,898	2,038,345

	9,779,834	10,573,085	1,881,461	2,542,275	2,124,602	2,132,563	566,745	1,325,439

Financial liabilities without derivatives
Accounts payable	2,015,044	2,015,044	2,015,044	—	—	—	—	—
Borrowings at amortized cost	1,103,456	1,779,515	244,190	98,824	397,253	62,102	321,845	655,301

	3,118,500	3,794,559	2,259,234	98,824	397,253	62,102	321,845	655,301

Total financial liabilities	12,898,334	14,367,644	4,140,695	2,641,099	2,521,855	2,194,665	888,590	1,980,740

Represented by:
Derivative liabilities	(1,097,276)	(1,677,450)	(328,910)	(251,904)	(190,541)	53,964	(247,153)	(712,906)
Accounts payable	2,015,044	2,015,044	2,015,044	—	—	—	—	—
Borrowings	11,980,566	14,030,050	2,454,561	2,893,003	2,712,396	2,140,701	1,135,743	2,693,646

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2009.

(UA thousands)

	Carrying Amount	Contractual Cash Flow	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years

Financial liabilities with derivatives
Derivative liabilities	(268,112)	16,585	(87,512)	(87,844)	(110,606)	(65,203)	156,005	211,745
Borrowings at fair value	9,488,606	10,919,239	1,717,491	1,739,968	2,480,572	1,154,404	1,833,686	1,993,118

	9,220,494	10,935,824	1,629,979	1,652,124	2,369,966	1,089,201	1,989,691	2,204,863

Financial liabilities without derivative
Accounts payable	1,385,679	1,385,679	1,385,679	—	—	—	—	—
Borrowings at amortized cost	1,092,034	1,427,507	182,736	91,477	69,135	328,974	36,641	718,544

	2,477,713	2,813,186	1,568,415	91,477	69,135	328,974	36,641	718,544

Total financial liabilities	11,698,207	13,749,010	3,198,394	1,743,601	2,439,101	1,418,175	2,026,332	2,923,407

Represented by:
Derivative liabilities	(268,112)	16,585	(87,512)	(87,844)	(110,606)	(65,203)	156,005	211,745
Accounts payable	1,385,679	1,385,679	1,385,679	—	—	—	—	—
Borrowings	10,580,640	12,346,746	1,900,227	1,831,445	2,549,707	1,483,378	1,870,327	2,711,662

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. In line with this policy, throughout 2010 the Bank’s currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition. As a result of these policies and practices, despite sharp movements in the values of the major currencies during 2010, the Bank experienced translation adjustment gains of less than 0.50 percent of net assets during the year.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar. For 2010, the Bank’s strategy of purchasing currencies in the forward market to cover the estimated currency composition of expenses mitigated the unfavorable impact of those currencies movements during the year.

Net currency position at December 31, 2010 and 2009 was as follows:

Net Currency Position at December 31, 2010

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Sterling	Other	Subtotal	Units of Account	Total

Assets
Cash	17,114	13,991	208,646	4,685	151,281	395,717	—	395,717
Demand obligations	—	—	—	—	3,801	3,801	—	3,801
Investments - trading (a)	1,538,407	2,555,757	—	35,399	72,848	4,202,411	—	4,202,411
Investments - held-to-maturity	1,119,306	1,373,697	356,230	377,792	—	3,227,025	—	3,227,025
Non-negotiable instruments on account of capital	—	3,292	—	—	—	3,292	1,333	4,625
Accounts receivable	431,049	347,724	43,291	7,504	475,763	1,305,331	36,327	1,341,658
Loans	3,408,606	3,433,728	497,022	2,253	846,600	8,188,209	(9,412)	8,178,797
Equity participations	23,089	136,317	—	—	50,097	209,503	62,738	272,241
Other debt security	—	—	—	—	79,752	79,752	—	79,752
Other assets	—	—	—	—	—	—	12,694	12,694

	6,537,571	7,864,506	1,105,189	427,633	1,680,142	17,615,041	103,680	17,718,721

Liabilities
Accounts payable	(721,835)	(595,219)	(137,598)	(172)	(477,469)	(1,932,293)	(82,751)	(2,015,044)
Borrowings	—	(6,199,043)	(1,667,897)	—	(3,572,177)	(11,439,117)	(541,449)	(11,980,566)
Currency swaps on borrowings and related derivatives (b)	(4,206,763)	1,009,130	1,389,965	—	2,424,734	617,066	480,210	1,097,276

	(4,928,598)	(5,785,132)	(415,530)	(172)	(1,624,912)	(12,754,344)	(143,990)	(12,898,334)

Currency position of equity as at December 31, 2010	1,608,973	2,079,374	689,659	427,461	55,230	4,860,697	(40,310)	4,820,387

% of subtotal	33.10	42.78	14.19	8.79	1.14	100.00	—	100.00

SDR composition as at December 31, 2010	37.53	41.70	9.32	11.45	—	100.00	—	100.00

(a)	Investments held for trading comprise:
	Investments held for trading	4,206,503
	Derivative assets	53,626
	Derivative Iiabilities	(57,718)

	Amount per statement of net currency position	4,202,411

(b)	Currency swaps on borrowings is made up as folIows:
	Derivative assets	1,367,854
	Derivative Iiabilities	(270,578)

	Net swaps on borrowings per statement of net currency position	1,097,276

Net Currency Position at December 31, 2009

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Sterling	Other	Subtotal	Units of Account	Total

Assets
Cash	14,538	23,040	268,894	2,999	9,116	318,587	241	318,828
Demand obligations	—	—	—	—	3,801	3,801	—	3,801
Investments - trading (a)	1,428,844	2,529,579	6,953	38,793	235,315	4,239,484	—	4,239,484
Investments - held-to-maturity	1,139,375	1,311,121	350,554	390,491	—	3,191,541	—	3,191,541
Non-negotiable instruments on account of capital	—	6,095	—	—	—	6,095	2,093	8,188
Accounts receivable	296,093	310,738	37,982	14,255	233,077	892,145	32,014	924,159
Loans	3,422,237	3,055,401	486,057	2,325	470,258	7,436,278	—	7,436,278
Equity participations	10,666	121,826	—	—	40,208	172,700	61,778	234,478
Other debt security	—	—	—	—	70,810	70,810	—	70,810
Other assets	—	—	—	—	—	—	11,890	11,890

	6,311,753	7,357,800	1,150,440	448,863	1,062,585	16,331,441	108,016	16,439,457

Liabilities
Accounts payable	(326,229)	(644,169)	(111,229)	(56,349)	(149,499)	(1,287,475)	(98,204)	(1,385,679)
Borrowings	—	(5,798,569)	(1,939,745)	—	(2,543,861)	(10,282,175)	(298,465)	(10,580,640)
Currency swaps on borrowings and related derivatives (b)	(4,213,665)	997,400	1,499,284	51,652	1,933,441	268,112	—	268,112

	(4,539,894)	(5,445,338)	(551,690)	(4,697)	(759,919)	(11,301,538)	(396,669)	(11,698,207)

Currency position of equity as at December 31, 2009	1,771,859	1,912,462	598,750	444,166	302,666	5,029,903	(288,653)	4,741,250

% of subtotal	35.23	38.02	11.90	8.83	6.02	100.00	—	100.00

SDR composition as at December 31, 2009	37.63	40.27	12.78	9.32	—	100.00	—	100.00

(a)	Investments held for trading comprise:
	Investments held for trading	4,220,707
	Derivative assets	40,214
	Derivative liabilities	(21,437)

	Amount per statement of net currency position	4,239,484

(b)	Currency swaps on borrowings is made up as follows:
	Derivative assets	723,793
	Derivative liabilities	(455,681)

	Net swaps on borrowings per statement of net currency position	268,112

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund every five years and the last revision became effective on January 1, 2006. The SDR rate represents the sum of the interest rate of each currency that is determined based on the weight and the representative exchange rate and interest rate of each currency.

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2010 and 2009, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2010

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets

Net assets resulting from a 10% appreciation against the USD
EUR	1,977.04	1,847.25	450.76	501.53	43.07	4,819.64	(0.74)	1bp
GBP	2,026.69	1,721.48	462.08	565.53	43.07	4,818.84	(1.55)	3bps
JPY	2,029.87	1,724.19	509.09	514.93	43.07	4,821.14	0.75	2bps

Net assets resulting from a 10% appreciation of each African currency against the SDR	2,049.40	1,740.78	467.26	519.88	47.37	4,824.695	4.31	9bps

Net assets resulting from a 10% depreciation against the USD
EUR	2,119.94	1,636.99	483.34	537.77	43.07	4,821.11	0.73	2bps
GBP	2,070.50	1,758.70	472.07	477.49	43.07	4,821.82	1.44	3bps
JPY	2,067.49	1,756.14	428.53	524.47	43.07	4,819.69	(0.70)	1bp

Net assets resulting from a 10% depreciation of each African currency against the SDR	2,049.40	1,740.78	467.26	519.88	39.15	4,816.47	(3.92)	8bps

Assumptions:
Base net assets	2,049.40	1,740.78	467.26	519.88	43.07	4,820.39	—	—
Currency weight	0.6600	0.4230	12.1000	0.1110	—	—	—	—
Base exchange rate	1.5504	1.1557	125.7552	0.9902	—	—	—	—

Sensitivity of the Bank’s Net Assets to Currency Fluctuations at December 31, 2009

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets

Net assets resulting from a 10% appreciation against the USD
EUR	1,842.94	1,865.58	575.35	426.90	29.24	4,740.01	(1.24)	3bps
GBP	1,894.61	1,743.52	591.48	482.75	29.24	4,741.60	0.35	1bp
JPY	1,888.40	1,737.82	648.50	437.43	29.24	4,741.39	0.14	0bp

Net assets resulting from a 10% appreciation of each African currency against the SDR	1,912.27	1,759.78	597.00	442.96	32.16	4,744.17	2.92	6bps

Net assets resulting from a 10% depreciation against the USD
EUR	1,979.99	1,656.45	618.14	458.64	29.24	4,742.46	1.21	3bps
GBP	1,928.62	1,774.83	602.10	406.13	29.24	4,740.92	(0.33)	1bp
JPY	1,934.50	1,780.24	549.03	448.11	29.24	4,741.12	(0.13)	0bp

Net assets resulting from a 10% depreciation of each African currency against the SDR	1,912.27	1,759.78	597.00	442.96	26.58	4,738.59	(2.66)	6bps

Assumptions:
Base net assets	1,912.27	1,759.78	597.00	442.96	29.24	4,741.25	—	—
Currency weight	0.6320	0.4100	18.4000	0.0903	—	—	—	—
Base exchange rate	1.5638	1.0899	145.5696	0.9683	—	—	—	—

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1)	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2)	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at December 31, 2010 and 2009 was as follows:

Interest Rate Risk Position as at December 31, 2010

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total

Assets
Cash	395,717	—	—	—	—	—	—	395,717
Demand obligations	3,801	—	—	—	—	—	—	3,801
Treasury investments (a)	4,684,074	383,287	529,608	286,169	456,284	1,148,892	(58,878)	7,429,436
Non-negotiable instruments on account of capital	1,588	1,066	767	509	451	244	—	4,625
Accounts receivable	1,510,824	—	—	—	—	—	(169,166)	1,341,658
Loans - disbursed and outstanding	6,023,697	166,352	169,088	235,133	185,457	1,513,277	—	8,293,004
Accumulated provision for loan impairment	—	—	—	—	—	—	(114,207)	(114,207)
Equity participations	—	—	—	—	—	—	272,241	272,241
Other debt securities	—	—	—	—	—	97,894	(18,142)	79,752
Other assets	—	—	—	—	—	—	12,694	12,694

	12,619,701	550,705	699,463	521,811	642,192	2,760,306	(75,458)	17,718,720

Liabilities
Accounts payable	(2,015,044)	—	—	—	—	—	—	(2,015,044)
Borrowings (b)	(10,026,770)	(117)	(233)	(319,121)	(1,850)	(614,195)	78,997	(10,883,289)
Macro-hedge swaps	(522,203)	77,921	49,999	89,609	71,427	233,247	—	—

	(12,564,017)	77,804	49,766	(229,512)	69,577	(380,948)	78,997	(12,898,333)

Interest rate risk position as at December 31, 2010*	55,684	628,509	749,229	292,299	711,769	2,379,358	3,539	4,820,387

* Interest rate risk position represents equity.

(a)	Treasury investments comprise:
	Treasury Investments	7,433,528
	Derivative assets - investments	53,626
	Derivative liabilities - investments	(57,718)

	Amount per statement of interest rate risk	7,429,436

(b)	Borrowings comprise:
	Borrowings	11,980,565
	Derivative assets - borrowings	(1,367,854)
	Derivative liabilities - borrowings	270,578

	Net borrowings per statement of interest rate risk	10,883,289

Interest Rate Risk Position as at December 31, 2009

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total

Assets
Cash	318,828	—	—	—	—	—	—	318,828
Demand obligations	3,801	—	—	—	—	—	—	3,801
Treasury investments (a)	4,616,443	453,417	358,704	463,889	282,321	1,318,960	(62,709)	7,431,025
Non-negotiable instruments on account of capital	3,721	1,581	1,052	758	500	576	—	8,188
Accounts receivable	1,049,632	—	—	—	—	—	(125,473)	924,159
Loans - disbursed and outstanding	4,930,814	174,750	182,664	261,121	198,602	1,790,248	—	7,538,199
Accumulated provision for loan impairment	—	—	—	—	—	—	(101,921)	(101,921)
Equity participations	—	—	—	—	—	—	234,478	234,478
Other debt securities	—	—	—	—	—	86,433	(15,623)	70,810
Other assets	—	—	—	—	—	—	11,890	11,890

	10,923,239	629,748	542,420	725,768	481,423	3,196,217	(59,358)	16,439,457

Liabilities
Accounts payable	(1,385,679)	—	—	—	—	—	—	(1,385,679)
Borrowings (b)	(9,347,738)	7,101	(4,450)	(282,357)	(7,777)	(785,609)	108,302	(10,312,528)
Macro-hedge swaps	(519,166)	—	76,546	49,117	102,730	290,773	—

	(11,252,583)	7,101	72,096	(233,240)	94,953	(494,836)	108,302	(11,698,207)

Interest rate risk position as at December 31, 2009*	(329,344)	636,849	614,516	492,528	576,376	2,701,381	48,944	4,741,250

* Interest rate risk position represents equity.

(a)	Treasury investments comprise:
	Treasury Investments	7,412,248
	Derivative assets - investments	40,214
	Derivative liabilities - investments	(21,437)

	Amount per statement of interest rate risk	7,431,025

(b)	Borrowings comprise:
	Borrowings	10,580,640
	Derivative assets - borrowings	(723,793)
	Derivative liabilities - borrowings	455,681

	Net borrowings per statement of interest rate risk	10,312,528

Interest Rate Risk on Assets Funded by Debt

Over half of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard six-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long-term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets funded by equity reprice in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a ten-year moving average of 10-year maturity SDR interest rates.

At the end of 2009 and 2010, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Interest Rate Risk Sensitivity Analysis

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a gain in income statement of UA 8.17 million and UA

7.55 million as of December 31, 2010 and 2009, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/-100 bps of each of the currencies in the trading investment portfolio and the borrowings and derivative portfolios as of December 31, 2010 and 2009, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2010 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/-10 bps (2009: +/-10 bps).

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift

	2010	2009	2010	2009

	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)

Held-for-trading investments	(10,943)	(18,664)	12,099	21,812
Fair-valued borrowings and derivative portfolios	160,758	148,876	(175,841)	(163,105)

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million compared to the amounts in prior years, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007; total prepayment amounted to UA 199 million, of which 98 percent related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayment in 2009 was UA 20 million. In the year ended December 31, 2010, prepayment mainly on private sector loans amounted to UA 67 million.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and functions. The interdependences among its departments and among its risk factors in general, could adversely impact its activities with consequential exposure to financial losses.

Operational risks encompass all risks other than credit, market, and liquidity risks. Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could negatively impact its reputation.

The Internal Control Unit (ICU) of the Bank is responsible for among other duties the implementation of the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) internal control framework, as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business operations. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s annual report. Phase two of the implementation extending the COSO framework to other areas of operational risk management is still ongoing.

It is the primary responsibility of the management of each business area to implement the relevant controls. This responsibility is supported by institutional standards in the following areas:

•	Requirements for appropriate segregation of duties, including the independent authorization of transactions

•	Requirements for the reconciliation and monitoring of transactions

•	Documentation of controls and procedures

•	Training and professional development

•	Risk mitigation including insurance where this is effective

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

The Bank’s Capital Adequacy and Exposure Management framework currently provides for a risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basle II recommendations for operational risk.

Other elements of the Bank’s operational risk management include compliance with the Code of Conduct and staff rules, the work of the Fraud and Investigations Unit and the existence of a Whistleblower Protection Policy.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

						Financial Assets and Liabilities at Amortized Cost
	Financial Asset and Liabilities through profit or Loss
							Total Carrying Amount
December 31, 2010	Held-for- Trading	Designated at Fair Value	Held-to- Maturity	Available- for-Sale	Loans and Receivables			Fair Value

Cash	—	—	—	—	—	395,717	395,717	395,717
Demand obligations	—	—	—	—	—	3,801	3,801	3,801
Treasury investments	4,206,503	—	3,227,025	—	—	—	7,433,528	7,592,924
Derivative assets	1,421,480	—	—	—	—	—	1,421,480	1,421,480
Non-negotiable instruments on account of capital	—	—	—	—	—	4,625	4,625	4,625
Accounts receivable	—	—	—	—	1,341,658	—	1,341,658	1,341,658
Loans	—	—	—	—	8,178,797	—	8,178,797	8,586,715
Equity participations	—	—	—	272,241	—	—	272,241	272,241
Other debt securities	—	—	—	79,752	—	—	79,752	79,752

Total financial assets	5,627,983	—	3,227,025	351,993	9,520,455	404,143	19,131,599	19,698,913

Accounts payable	—	—	—	—	—	2,015,044	2,015,044	2,015,044
Derivative liabilities	328,296	—	—	—	—	—	328,296	328,296
Borrowings	—	10,877,110	—	—	—	1,103,456	11,980,566	12,201,150

Total financial liabilities	328,296	10,877,110	—	—	—	3,118,500	14,323,906	14,544,490

(UA thousands)

						Financial Assets and Liabilities at Amortized Cost
	Financial Asset and Liabilities through profit or Loss
							Total Carrying Amount
December 31, 2009	Held-for- Trading	Designated at Fair Value	Held-to- Maturity	Available- for-Sale	Loans and Receivables			Fair Value

Cash	—	—	—	—	—	318,828	318,828	318,828
Demand obligations	—	—	—	—	—	3,801	3,801	3,801
Treasury investments	4,220,707	—	3,191,541	—	—	—	7,412,248	7,550,875
Derivative assets	764,007	—	—	—	—	—	764,007	764,007
Non-negotiable instruments on account of capital	—	—	—	—	—	8,188	8,188	8,188
Accounts receivable	—	—	—	—	924,159	—	924,159	924,159
Loans	—	—	—	—	7,436,278	—	7,436,278	7,820,125
Equity participations	—	—	—	234,478	—	—	234,478	234,478
Other debt securities	—	—	—	70,810	—	—	70,810	70,810

Total financial assets	4,984,714	—	3,191,541	305,288	8,360,437	330,817	17,172,797	17,695,271

Accounts payable	—	—	—	—	—	1,385,679	1,385,679	1,385,679
Derivative liabilities	477,118	—	—	—	—	—	477,118	477,118
Borrowings	—	9,488,606	—	—	—	1,092,034	10,580,640	10,688,710

Total financial liabilities	477,118	9,488,606	—	—	—	2,477,713	12,443,437	12,551,507

The table below classifies the Bank’s financial instruments that were carried at fair value at December 31, 2010 and 2009 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total

	(Level 1)		(Level 2)		(Level 3)

	2010	2009	2010	2009	2010	2009	2010	2009

Treasury investments	3,136,519	3,359,344	964,187	728,841	105,797	132,522	4,206,503	4,220,707
Derivative assets	—	—	1,356,256	720,336	65,225	43,671	1,421,480	764,007
Equity participations	13,787	15,736		—	258,454	218,742	272,241	234,478
Other debt securities	79,752	70,810		—	—	—	79,752	70,810

Total financial assets	3,230,058	3,445,890	2,320,443	1,449,177	429,476	394,935	5,979,976	5,290,002

Derivative liabilities	—	—	(288,475)	(402,404)	(39,821)	(74,714)	(328,296)	(477,118)
Borrowings	(5,366,939)	(4,898,677)	(5,249,601)	(4,307,780)	(260,570)	(282,149)	(10,877,110)	(9,488,606)

Total financial liabilities	(5,366,939)	(4,898,677)	(5,538,076)	(4,710,184)	(300,391)	(356,863)	(11,205,406)	(9,965,724)

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2009 and 2010 is made up as follows:

(UA thousands)

	Held-for- Trading Treasury Investments	Available-for- Sale Equity Participations	Derivative Assets	Derivative Liabilities	Borrowings

2009
Balance at January 1, 2009	14,283	169,369	—	—	—
Gains/(Losses) recognized in income statement	8,821	(2,324)	(4,846)	(19,442)	12,527
Losses recognized in statement of comprehensive income	—	(4,769)	—	—	—
Purchases, issues and settlements (net)	—	51,240	1,015	(1,616)	—
Reclassification	109,885	—	54,143	(34,034)	(314,914)
Translation effects	(467)	5,226	(15,877)	(10,386)	20,238
Transfer between assets and liabilities	—	—	9,236	(9,236)	—

Balance at December 31, 2009	132,522	218,742	43,671	(74,714)	(282,149)

2010
Balance at January 1, 2010	132,522	218,742	43,671	(74,714)	(282,149)
Gains/bosses) recognized in income statement	(14,000)	(2,403)	(2,123)	997	(66,546)
Gains recognized in statement of comprehensive income	—	12,621	—	—	—
Purchases, issues and settlements (net)	(16,912)	24,158	(855)	6,892	4,058
Reclassification	12,321	—	4,231	20,897	55,666
Translation effects	(8,134)	5,336	16,450	9,958	28,401
Transfer between assets and liabilities	—	—	3,851	(3,851)	—

Balance at December 31, 2010	105,797	258,454	65,225	(39,821)	(260,570)

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

Day One Profit and Loss

The unamortized balances of day one profit at December 31, 2010 and 2009 were made up as follows:

(UA thousands)	2010	2009

Balance at January 1	111,463	99,826
New transactions	15,246	20,952
Amounts recognized in income statement during the year	(9,958)	(7,331)
Translation effects	15,447	(1,984)

Balance at December 31	132,198	111,463

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross- currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for obligation beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2010, the Bank had received collateral with fair value of UA 1,094 million in connection with swap agreements. Of this amount, a total UA 626 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other accounts payable”. The balance of UA 468 million was in the form of liquid financial assets.

At December 31, 2010 and 2009, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at December 31, 2010 and 2009 was as follows:

(UA thousands)	2010	2009

Held-for-trading	4,206,503	4,220,707
Held-to-maturity	3,242,765	3,226,041
Provision for impairment on investments	(15,740)	(34,500)

Total	7,433,528	7,412,248

Held-for-Trading Investments

A summary of the Bank’s held-for-trading investments at December 31, 2010 and 2009 follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Time deposits	252.74	513.48	683.91	156.12	35.40	56.60	60.71	165.72	1,032.76	891.93
Asset-backed securities	56.29	83.44	49.51	49.08	—	—	—	—	105.80	132.52
Government and agency obligations	1,450.31	1,242.75	471.17	917.88	—	—	—	22.75	1,921.48	2,183.38
Corporate bonds	102.29	151.34	2.07	28.37	—	—	—	9.86	104.36	189.57
Financial institutions	518.56	325.85	341.26	208.64	—	—	—	4.75	859.82	539.24
Supranational	170.14	174.29	—	70.61	—	—	12.14	39.18	182.28	284.08

Total held-for-trading investments	2,550.33	2,491.15	1,547.92	1,430.70	35.40	56.60	72.85	242.26	4,206.50	1,220.71

The nominal balance of the Bank’s held-for-trading investments as at December 31, 2010 was UA 4,187.21 million (2009: UA 4,184.68 million). The average yield of held-for-trading investments in 2010 was 1.54% (2009: 3.53%).

The contractual maturity structure of held-for-trading investments as at December 31, 2010 and 2009 was as follows:

(UA millions)	2010	2009

One year or less	2,051.58	1,619.56
More than one year but less than two years	1,341.42	1,291.30
More than two years but less than three years	599.26	1,060.11
More than three years but less than four years	92.03	25.99
More than four years but less than five years	26.72	87.74
More than five years	95.49	136.01

Total	4,206.50	4,220.71

Held-to-Maturity Investments

A summary of the Bank’s held-to-maturity investments at December 31, 2010 and 2009 follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		Total

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Asset-backed securities	187.02	183.31	17.25	29.05	—	—	—	—	204.27	212.36
Government and agency obligations	533.36	421.56	697.16	633.05	187.37	219.52	203.55	216.72	1,621.44	1,490.85
Corporate bonds	216.19	241.48	85.36	115.91	35.52	36.63	69.64	58.26	406.71	452.28
Financial institutions	72.02	95.71	214.20	227.76	9.84	10.11	34.30	43.32	330.36	376.90
Supranational	380.84	401.03	105.33	134.05	145.07	126.31	48.74	32.26	679.98	693.65

Total held-to-maturity investments	1,389.43	1,343.09	1,119.30	1,139.82	377.80	392.57	356.23	350.56	3,242.76	3,226.04

The nominal balance of the Bank’s held-to-maturity investments as at December 31, 2010, was UA 3,285.90 million (2009: UA 3,250.35 million). The average yield of held-to-maturity investments in 2010 was 4.60% (2009: 4.55%).

The contractual maturity structure of held-to-maturity investments as at December 31, 2010 and 2009 was as follows:

(UA millions)	2010	2009

One year or less	482.65	400.55
More than one year but less than two years	383.18	473.07
More than two years but less than three years	532.19	354.23
More than three years but less than four years	283.72	461.07
More than four years but less than five years	442.85	271.32
More than five years	1,118.17	1,265.80

Total	3,242.76	3,226.04

The fair value of held-to-maturity investments at December 31, 2010 was UA 3,386.42 million (2009: UA 3,330.17 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Administrative Expenses Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2010 and 2009, there were no open positions with respect to the forward exchange transactions.

The fair values of derivative financial assets and financial liabilities at December 31, 2010 and 2009 were as follows:

	2010		2009

(UA thousands)	Assets	Liabilities	Assets	Liabilities

Borrowings-related:
Cross-currency swaps	1,137,518	177,754	596,414	409,117
Interest rate swaps	184,155	851	117,492	6,976
Loan swaps	43,847	91,973	9,419	39,398
Embedded derivatives	2,334	—	468	190

	1,367,854	270,578	723,793	455,681

Investments-related:
Asset swaps	73	1,000	111	1,778
Macro-hedge swaps and others	53,553	56,718	40,103	19,659

	53,626	57,718	40,214	21,437

Total	1,421,480	328,296	764,007	477,118

The notional amounts of derivative financial assets and financial liabilities at December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Borrowings-related:
Cross-currency swaps	9,086,300	7,517,469
Interest rate swaps	3,540 784	3,974,387
Loan swaps	1,303,024	1,408,161
Embedded derivatives	26,308	22,949

	13,956,416	12,922,966

Investments-related:
Asset swaps	51,995	84,728
Macro-hedge swaps	522,203	519,166

	574,198	603,894

Total	14,530,614	13,526,860

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2010, the Bank had 2,061 contracts in Euro and 10,766 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 270 US Dollar contracts with a nominal value of USD 100,000 each.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2.

Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV) is to be paid as follows:

1)

Regional Members - 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2)

Non-Regional Members - five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Payments for shares under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors Resolution B/BG/2010/08 of May 27, 2010 are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

Each member eligible to receive financing exclusively from the African Development Fund shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while any member not eligible to receive financing exclusively from the African Development Fund shall pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments.

At December 31, 2010 and 2009, the non-negotiable notes balances were as follows:

(UA thousands)	2010	2009

Balance at January 1	8,188	11,861
Net movement for year	(3,563)	(3,673)

Balance at December 31	4,625	8,188

NOTE I – LOANS

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30,1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank’s own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January, 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank’s selected reference interest rate in each market. The Bank’s standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Others: Other loan structures offered by the Bank include parallel and A/B syndications and local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loans (FSL) pricing framework with a cost pass through principle to ensure that the cost of funds is fully recovered.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower’s chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank’s assessment of the risks inherent in each project.

At December 31, 2010 and 2009 outstanding loans were as follows:

(UA thousands)	2010	2009

Outstanding balance	8,293,004	7,538,199
Less: accumulated provision for impairment	(114,207)	(101,921)

Balance at December 31	8,178,797	7,436,278

Fair Value of Loans

At December 31, 2010 and 2009, the carrying and estimated fair values of outstanding loans were as follows:

	2010		2009

(UA thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Fixed rate loans	5,121,830	5,028,718	4,339,278	4,137,193
Floating rate loans	2,751,376	3,135,653	2,656,773	3,130,681
Variable rate loans	419,798	422,344	542,148	552,251

	8,293,004	8,586,715	7,538,199	7,820,125
Accumulated provision for impairment	(114,207)	—	(101,921)	—

Net loans	8,178,797	8,586,715	7,436,278	7,820,125

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at December 31, 2010 and 2009 was as follows:

(UA millions)	2010				2009

Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total

One year or less	319.64	259.48	279.72	858.84	775.32
More than one year but less than two years	246.10	239.96	65.93	551.99	566.12
More than two years but less than three years	268.26	309.44	39.97	617.67	487.86
More than three years but less than four years	295.60	270.82	24.32	590.74	539.53
More than four years but less than five years	382.03	318.21	4.17	704.41	524.68
More than five years	3,610.20	1,353.47	5.68	4,969.35	4,644.69

Total	5,121.83	2,751.38	419.79	8,293.00	7,538.20

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at December 31, 2010 and 2009 were as follows:

(Amounts in UA millions)			2010		2009

			Amount	%	Amount	%

Fixed Rate:	Multi-Currency	Euro	81.24		89.42
		Japanese Yen	407.88		373.61
		Pound Sterling	2.44		2.51
		Swiss Franc	149.58		137.49
		US Dollar	207.19		215.36
		Others	0.39		0.45

			848.72	10.23	818.84	10.86

	Single Currency	Euro	2,654.25		2,539.66
		Japanese Yen	12.44		12.52
		South African Rand	417.51		70.46
		US Dollar	1,188.91		897.78

			4,273.11	51.53	3,520.42	46.70

Floating Rate:	Single Currency	Euro	541.54		599.15
		Japanese Yen	22.96		21.94
		South African Rand	277.05		257.60
		US Dollar	1,909.83		1,778.09

			2,751.38	33.18	2,656.78	35.25

Variable Rate:	Multi-Currency	Euro	87.90		119.50
		Japanese Yen	14.37		21.93
		Swiss Franc	0.30		0.53
		US Dollar	116.34		129.29
		Others	0.02		0.07

			218.93	2.64	271.32	3.60

	Single Currency	Euro	65.85		97.81
		Japanese Yen	52.91		67.78
		Swiss Franc	3.72		5.40
		US Dollar	78.37		99.83
		Others	0.01		0.02

			200.86	2.42	270.84	3.59

Total			8,293.00	100.00	7,538.20	100.00

The weighted-average yield on outstanding loans for the year ended December 31, 2010 was 3.75% (2009: 4.29%).

A comparative summary of the currency composition of outstanding loans at December 31, 2010 and 2009 follows:

(Amounts in UA millions)	2010		2009

	Amount	%	Amount	%

Euro	3,430.79	41.37	3,445.54	45.71
Japanese Yen	510.56	6.16	497.78	6.60
Pound Sterling	2.44	0.03	2.51	0.03
South African Rand	694.55	8.37	328.06	4.35
Swiss Franc	153.60	1.85	143.42	1.90
US Dollar	3,500.64	42.21	3,120.35	41.40
Others	0.42	0.01	0.54	0.01

Total	8,293.00	100.00	7,538.20	100.00

Accrued Income and Charges Receivables on Loans

The accrued income and charges receivable on loans as at December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Accrued income and charges receivable on loans	347,401	294,065
Less: accumulated provision for impairment	(169,165)	(125,473)

Balance at December 31	178,236	168,592

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2010, outstanding loans with an aggregate principal balance of UA 313.76 million (2009: UA 270.19 million), of which UA 257.19 million (2009: UA 236.46 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and the cumulative impairment on them at December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Outstanding balance on impaired loans	313,767	270,194
Less: accumulated provision for impairment	(114,207)	(101,921)

Net balance on impaired loans	199,560	168,273

Charges receivable and accrued income on impaired loans	1 239,769	187,901
Less: accumulated provision for impairment	(169,165)	(125,473)

Net charges receivable and accrued income on impaired loans	70,604	62,428

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Balance at January 1	101,921	102,643
Provision for impairment on loan principal for the year	10,643	276
Translation effects	1,643	(998)

Balance at December 31	114,207	101,921

Accumulated provision for loan impairment included those relating to private sector loans. During the year ended December 31, 2010, no provision for impairment was made on private sector loans (2009: a write-back of UA 0.32 million). The accumulated provisions on private sector loans at December 31, 2010 amounted to UA 12.04 million.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Balance at January 1	125,473	115,631
Provision for impairment on loan charges for the year	16,117	11,009
Reclassification	24,074	—
Translation effects	3,501	(1,167)

Balance at December 31	169,165	125,473

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. No irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans were outstanding at December 31, 2010 (2009: UA 0.16 million).

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At December 31, 2010, guarantees provided by the Bank to some of its borrowers amounted to UA 2.31 million.

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2010 amounted to UA 163.96 million (2009: UA 157.65 million), representing 70.83 percent (2009: 70.84 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2010, the Bank’s pro-rata or economic share in ADF was 0.67 percent (2009: 0.72 percent).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note W-2, the net asset value of ADF which is the basis for determining the value of the Banks investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In the exceptional instances where the Bank has more than 20 percent but less than 50 percent ownership, such investments are accounted for as investments in associates. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank’s equity interests at the end of 2010 and 2009 are summarized below:

(Amounts in UA thousands)				Carrying Value

Institutions	Year Established	% Share- holding	Callable Capital	2010	2009

African Development Fund	1972	0.67	—	111,741	111,741
Accumulated share of profit/(loss) and impairment on January 1				(49,963)	(47,868)
Share of (loss)/profit for the year				(421)	227
Impairment for the year				1,505	(2,322)

			—	62,862	61,778

Regional Development Banks (carried at cost)
Afreximbank	1993	6.00	9,740	6,493	6,379
BDEAC	1975	3.68	2,366	1,578	1,681
BDEGL	1980	—	—	1,946	1,946
BOAD	1973	0.59	1,972	657	700
East African Development Bank	1967	6.76	—	4,383	4,306
PTA Bank	1985	5.76	35,324	8,831	8,675

			49,402	23,888	23,687

Other Development Institutions (carried at cost)
Africa - Re	1977	8.00	—	5,656	5,556
Infrastructure Development Bank of Zimbabwe *	1984	—	—	—	—
K-REP Bank Limited	1997	21.98	—	2,028	2,094
National Development Bank of Sierra Leone *	—	—	—	—	—
Shelter Afrique	1982	22.83	—	8,117	7,974

			—	15,801	15,624

Investment Funds and Banks (carried at fair value)**
AB Microfinace Bank Nigeria Limited	2007	12.45	—	473	375
AccessBank Liberia Limited	2008	15.00	—	816	781
AccessBank Tanzania Limited	2007	15.80	—	595	289
Advans Banque Congo	2008	16.54	—	1,085	1,371
Africa Capitalization Fund	2010	25.00	32,259	208	—
Africa Health Fund LLC	2009	21.89	12,128	476	349
African Infrastructure Investment Fund 2	2009	13.56	16,280	1,733	—
Africa Joint Investment Fund	2010	25.00	5,548	7,439	—
Africlnvest Fund II LLC	2008	13.99	11,566	4,057	2,965
Agri-Vie Fund PCC	2008	23.88	5,143	4,268	2,614
AIG Africa Infrastructure Fund	1998	12.27	187	3,948	4,471
Argan Infrastructure Fund	2010	20.00	12,668	16	—
Atlantic Coast Regional Fund LLC	2008	20.82	5,204	1,971	1,959
Aureos Africa Fund LLC	2007	7.87	11,054	8,865	—
ECP Africa Fund II PCC	2005	11.04	4,623	26,375	30,289
ECP Africa Fund III PCC	2008	10.38	21,164	10,647	14,673
Evolution One Fund	2010	6.78	8,809	981	—
GroFin Africa Fund	2008	12.50	9,797	1,475	1,022
Investment Fund for Health in Africa	2010	19.63	6,999	1,440	—
Maghreb Private Equity Fund ll (Mauritius) PCC	2008	16.10	3,855	14,868	7,327
Pan African Infrastructure Development Fund	2007	7.94	15,432	14,608	10,623
Pan-African Investment Partners II Limited	2008	10.83	24,707	6,240	7,009
South Africa Infrastructure Fund	1996	14.03	1,149	32,583	19,707
TCX Investment Company Mauritius Limited	2007	5.24	120	17,246	15,896
United Bank for Africa	1961	1.82	—	26,061	27,606

			208,692	188,474	149,326

Total			258,094	291,025	250,415
Less: Accumulated provision for impairment			—	(18,784)	(15,937)

Net			258,094	272,241	234,478

*	Amounts fulIy disbursed, but the value is less than UA100, at the current exchange rate

**	The cost of equity investment carried at fair value at December 31, 2010 amounted to UA 156.82 million (2009: UA 133.08 million).

An analysis of the movement in accumulated provision for impairment on equity participations other than ADF was as follows:

(UA thousands)	2010	2009

Balance at January 1	15,937	20,771
Net provision for the year	2,403	(2,324)

Translation effects	444	(2,510)

Balance at December 31	18,784	15,937

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. Such investments are classified as available-for-sale.

The fair value of “Other debt securities” at December 31, 2010 and 2009 was as follows:

(UA thousands)	2010	2009

Investment in debt instruments issued in RMCs	79,752	70,810

The nominal value of the securities outstanding as at December 31, 2010, was UA 97.89 million (2009: UA 86.43 million).

NOTE L – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total

2010	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at January 1	141	22,783	10,623	44,322	77,869	19,199	97,068
Additions during the year	339	615	644	3,409	5,007	370	5,377
Disposals during the year	—	—	(755)	(1,977)	(2,732)	—	(2,732)

Balance at December 31	480	23,398	10,512	45,754	80,144	19,569	99,713

Accumulated Depreciation:
Balance at January 1	—	21,589	8,105	37,358	67,052	18,773	85,825
Depreciation during the year	—	100	996	3,081	4,177	414	4,591
Disposals during the year	—		(741)	(1,952)	(2,693)	—	(2,693)

Balance at December 31	—	21,689	8,360	38,487	68,536	19,187	87,723

Net Book Values: December 31, 2010	480	1,709	2,152	7,267	11,608	382	11,990

(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total

2009	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at January 1	141	22,753	9,458	41,528	73,880	19,057	92,937
Additions during the year	—	30	1,165	2,855	4,050	142	4,192
Disposals during the year	—	—	—	(61)	(61)	—	(61)

Balance at December 31	141	22,783	10,623	44,322	77,869	19,199	97,068

Accumulated Depreciation:
Balance at January 1	—	21,487	7,154	34,383	63,024	18,182	81,206
Depreciation during the year	—	102	951	3,035	4,088	591	4,679
Disposals during the year	—	—	—	(60)	(60)	—	(60)

Balance at December 31	—	21,589	8,105	37,358	67,052	18,773	85,825

Net Book Values: December 31, 2009	141	1,194	2,518	6,964	10,817	426	11,243

Under the Headquarters’ Agreement with the host country, the Bank’s owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. At December 31, 2010, the book value of such assets is not significant.

NOTE M – BORROWINGS

The revised capital adequacy framework approved by the Board of Directors on March 18, 2009 adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital under the revised capital adequacy framework comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at December 31, 2010 was UA 14,303 million.

As at December 31, 2010 and 2009, senior and subordinated borrowings were as follows:

(UA millions)	2010	2009

Senior borrowings	11,203.69	9,852.32
Subordinated borrowings	776,88	728.32

Total	11,980.57	10,580.64

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rat her than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at December 31, 2010 and 2009 was as follows:

Borrowings and Swaps at December 31, 2010

(Amounts in UA milIions)

		Direct Borrowings				Currency Swap Agreements (a)				Interest Rate Swaps

Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)		Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)		Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)

Euro	Fixed	—	—	—	—	147.15		8.71	8.8	—		—	—
	Adjustable	—	—	—	—	4,197.58		0.99	3.1	—		—	—
		—	—	—	—	(137.97)		0.89	3.2	—		—	—

Sterling(d)	Fixed	—	—	—	—	—		—	—	—		—	—
		—	—	—	—	—		—	—	—		—	—
	Adjustable	—	—	—	—	—		—	—	—		—	—
		—	—	—	—	—		—	—	—		—	—

Japanese Yen	Fixed	476.94	415.35	2.99	15.5	—		—	—	—		—	—
		—	—	—	—	(632.92)		1.63	24.9	—		—	—
	Adjustable	731.05	26.31	1.61	5.1	—		—	—	72.55		0.10	2.4
			—	—	—	(758.16)		1.51	8.5	(72.55)		1.05	2.4

US Dollar	Fixed	4,660.60	590.90	2.69	3.2	—		—	—	—		—	—
		—	—	—	—	(2,532.42)		2.71	2.5	(2,289.25)		1.92	2.6
	Adjustable	1,198.03	—	0.33	2.1	2,865.53		0.33	7.4	2,705.85		0.76	2.5
		—	—	—	—	(1,341.68)		0.43	4.7	(525.96)		0.57	2.1

Others	Fixed	3,810.49	73.94	4.02	3.3	5.39		3.92	4.6	—		—	—
		—	—	—	—	(3,475.81)		3.81	3.4	(653.03)		6.35	4.5
	Adjustable	—	—	—	—	715.97		2.67	6.9	653.03		3.77	4.5
		—	—	—	—	(207.32)		0.54	8.4	—		—	—

Total	Fixed	8,948.03	1,080.19	3.23	4.2	152.54		8.54	8.6	—		—	—
		—	—	—	—	(6,641.15)		3.18	5.1	(2,950.25)		2.89	3.0
	Adjustable	1,929.08	26.31	0.83	3.2	7,779.07		0.90	5.0	3,439.40		1.31	2.8
		—	—	—	—	(2,445.13)		0.80	6.1	(598.51)		0.63	2.2

Principal at face value		10,877.11	1,106.50	2.84	4.1	(1,154.67)		—	—	(109.36)		—	—

Net unamortized premium/ (discount)		—	(3.04)	—	—	532.23		—	—	116.09		—	—

		10,877.11	1,103.46	2.84	4.1	(622.44)		—	—	6.73		—	—

Fair valuation adjustment		—	—	—	—	(337.32	) (c)	—	—	(190.04	) (c)	—	—

Total		10,877.11	1,103.46	2.84	4.1	(959.76)				(183.31)

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2010 was UA 12,226.31 milIion and the estimated fair value was UA 12,201.15 milIion.

a.	Currency swap agreements include cross-currency interest rate swaps.

b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months.

The rates indicated are those prevailing at December 31, 2010.

c.	These amounts are included in derivative assets and Iiabilities on the balance sheet.

d.	Borrowings and derivatives in GBP were redeemed during the year.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2009

(Amounts in UA milIions)

		Direct Borrowings				Currency Swap Agreements (a)				Interest Rate Swaps

Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)		Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)		Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)

Euro	Fixed	—	—	—	—	218.24		6.26	7.1	59.58		5.45	0.2
	Adjustable	—	—	—	—	4,142.45		1.08	3.6	—		—	—
		—	—	—	—	(147.03)		1.15	4.2	(59.58)		1.02	0.2

Sterling	Fixed	—	—	—	—	—		—	—	—		—	—
		—	—	—	—	—		—	—	(51.65)		11.13	—
	Adjustable	—	—	—	—	—		—	—	51.65		1.36	—
		—	—	—	—	(51.65)		1.36	—	—		—	—

Japanese Yen	Fixed	878.44	347.71	2.73	9.0	—		—	—	—		—	—
		—	—	—	—	(537.50)		1.62	24.1	(476.77)		2.21	0.2
	Adjustable	657.15	22.95	2.18	5.4	—		—	—	547.01		0.61	0.6
			—	—	—	(962.42)		1.67	3.9	(70.24)		1.59	3.1

US Dollar	Fixed	4,158.31	644.26	3.07	4.0	—		—	—	—		—	—
		—	—	—	—	(2,232.58)		2.78	3.5	(2,081.73)		2.35	3.3
	Adjustable	1,124.26	25.52	0.40	3.0	2,392.50		0.89	7.2	2,637.70		0.79	3.1
		—	—	—	—	(1156,90)		0,86	5,7	(663,40)		0.49	2.7

Others	Fixed	2,670.45	55.07	5.28	3.4	14.35		3.76	2.1	—		—	—
		—	—	—	—	(2,243.68)		4.71	3.1	(216.65)		4.71	3.1
	Adjustable	—	—	—	—	492.60		5.46	8.7	571.03		4.76	5.2
		—	—	—	—	(185.70)		0.47	9.4	(354.38)		0.47	9.4

Total	Fixed	7,707.20	1,047.04	3.71	4.2	232.59		6.11	6.8	59.58		5.45	0.2
		—	—	—	—	(5,013.76)		3.52	5.5	(2,826.80)		2.67	2.7
	Adjustable	1,781.41	48.47	1.06	3.9	7,027.54		1.32	5.2	3,807.39		1.37	3.0
		—	—	—	—	(2,503.70)		1.17	5.1	(1,147.60)		0.58	4.7

Principal at face value		9,488.61	1,095.51	3.25	4.2	(257.33)		—	—	(107.43)		—	—

Net unamortized premium/(discount)		—	(3.48)	—	—	264.78		—	—	111.94		—	—

		9,488.61	1,092.03	3.25	4.2	7.45		—	—	4.51		—	—

Fair valuation adjustment		—	—	—	—	(194.75	)(C)	—	—	(115.03	) (c)	—	—

Total		9,488.61	1,092.03	3.25	4.2	(187.30)		—	—	(110.52)		—	—

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2009 was UA 10,766.80 milIion and the estimated fair value was UA 10,688.71 milIion.

a.	Currency swap agreements include cross-currency interest rate swaps.

b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2009.

c.	These amounts are included in derivative assets and Iiabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2010 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total

One year or less	1,573.82	317.04	1,890.86
More than one year but less than two years	2,549.00	2.52	2,551.52
More than two years but less than three years	2,235.83	—	2,235.83
More than three years but less than four years	2,002.68	—	2,002 68
More than four years but less than five years	691.14	—	691.14
More than five years	1,505.08	—	1,505.08

Total	10,557.55	319.56	10,877.11

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total

One year or less	51.37	26.31	77.68
More than one year but less than two years	19.12	—	19.12
More than two years but less than three years	318.89	—	318.89
More than three years but less than four years	—	—	—
More than four years but less than five years	259.74	—	259.74
More than five years	431.07	—	431.07

Subtotal	1,080.19	26.31	1,106.50
Net unamortized premium and discount	(3.04)	—	(3.04)

Total	1,077.15	26.31	1,103.46

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2009 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total

One year or less	1,132.20	257.83	1,390.03
More than one year but less than two years	1,525.77	—	1,525.77
More than two years but less than three years	2,301.25	1.99	2,303.24
More than three years but less than four years	1,077.84	—	1,077.84
More than four years but less than five years	1,694.62	—	1,694.62
More than five years	1,497.11	—	1,497.11

Total	9,228.79	259.82	9,488.61

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total

One year or less	63.79	118.01	181.80
More than one year but less than two years	33.66	—	33.66
More than two years but less than three years	18.36	—	18.36
More than three years but less than four years	278.17	—	278.17
More than four years but less than five years	—	—	—
More than five years	583.52	—	583.52

Subtotal	977.50	118.01	1,095.51
Net unamortized premium and discount	(3.48)	—	(3.48)

Total	974.02	118.01	1,092.03

The fair value of borrowings carried at fair value through profit or loss at December 31, 2010 was UA 10,887.11 million (2009: UA 9,488.61 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2010 was UA 11,119.82 million (2009: UA 9,188.23 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 27.61 million on fair-valued borrowings and related derivatives for the year ended December 31, 2010 (2009: net gain of UA 17.38 million). This included a loss of UA 38.78 million which was attributable to changes in the Bank’s credit risk during the year ended December 31, 2010 (2009: gain of UA 37.31 million). Fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2010, the cumulative unrealized fair value losses to date were UA 542.80 million (2009: losses of UA 300.38 million).

NOTE N – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase, six General Capital Increases (GCI), and a series of special capital increases to allow new members to subscribe to the capital of the Bank. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at December 31, 2010, such formalities had not been completed by either country.

During the year ended December 31, 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank would increase from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. In accordance with the Board of Governors’ approval, this temporary capital increase shall become effective on January 1, 2010, or such later date when Canada and the Republic of Korea shall each have deposited with the Bank an Instrument of Subscription in relation to all the additional shares. As at December 31, 2010, Canada and the Republic of Korea had completed the necessary formalities.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

The Bank’s capital as at December 31, 2010 and 2009 was as follows:

(UA thousands)	2010	2009

Capital Authorized (in shares of UA 10 000 each)	67,687,460	22,120,000
Less: Unsubscribed	(43,762,836)	(302,424)

Subscribed Capital	23,924,624	21,817,576
Less: Callable Capital	(21,548,996)	(19,458,253)

Paid-up Capital	2,375,628	2,359,323
Shares to be issued upon payment of future installments	(19,130)	(6,550)
Add: Amounts paid in advance	102	114

	2,356,600	2,352,887
Less: Amounts in arrears	(923)	(2,630)

Capital at December 31	2,355,677	2,350,257

Included in the total unsubscribed shares of UA 43,762.84 million at December 31, 2010, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non- regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2010 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power

1	Algeria	87,354	3.957	95,357	778,210	87,979	3.901
2	Angola	25,405	1.151	28,838	225,212	26,030	1.154
3	Benin	4,245	0.192	4,818	37,633	4,870	0.216
4	Botswana	46,633	2.112	52,925	413,405	47,258	2.096
5	Burkina Faso	9,307	0.422	10,920	82,155	9,932	0.440
6	Burundi	5,173	0.234	6,465	45,256	5,798	0.257
7	Cameroon	22,628	1.025	25,216	200,371	22,690	1.006
8	Cape Verde	1,672	0.076	2,090	14,630	2,297	0.102
9	Central African Republic	973	0.044	1,217	8,512	1,598	0.071
10	Chad	1,641	0.074	2,052	14,360	2,266	0.100
11	Comoros	484	0.022	566	4,250	1,078	0.048
12	Congo	9,875	0.447	11,590	87,170	10,500	0.466
13	Cote d’lvoire	81,008	3.669	101,260	708,820	81,633	3.620
14	Democratic Republic of Congo	22,740	1.030	28,426	198,975	23,365	1.036
15	Djibouti	1,213	0.055	1,517	10,618	1,838	0.082
16	Egypt	111,829	5.065	126,920	991,370	112,454	4.986
17	Equatorial Guinea	3,482	0.158	4,305	30,517	4,107	0.182
18	Eritrea	2,003	0.091	2,506	17,522	2,628	0.117
19	Ethiopia	34,778	1.575	39,470	308,310	35,403	1.570
20	Gabon	26,140	1.184	32,684	228,728	26,765	1.187
21	Gambia	3,341	0.151	3,765	29,523	3,869	0.172
22	Ghana	49,674	2.250	54,992	441,751	50,299	2.230
23	Guinea	8,868	0.402	10,658	78,031	9,494	0.421
24	Guinea Bissau	600	0.027	750	5,250	1,225	0.054
25	Kenya	31,707	1.436	35,990	281,080	32,332	1.434
26	Lesotho	3,467	0.157	3,864	30,820	4,092	0.181
27	Liberia	4,230	0.192	5,287	37,017	4,855	0.215
28	Libya	83,935	3.802	93,244	746,118	84,561	3.750
29	Madagascar	14,162	0.641	16,070	125,550	14,787	0.656
30	Malawi	6,472	0.293	8,090	56,630	7,097	0.315
31	Mali	9,535	0.432	10,937	84,411	10,161	0.451
32	Mauritania	3,213	0.146	4,015	28,116	3,838	0.170
33	Mauritius	40,866	1.851	18,433	390,230	41,491	1.840
34	Morocco	72,268	3.273	82,020	640,660	72,893	3.232
35	Mozambique	13,766	0.623	15,636	122,038	14,391	0.638
36	Namibia	7,397	0.335	8,400	65,570	8,022	0.356
37	Niger	5,526	0.250	6,908	48,353	6,151	0.273
38	Nigeria	193,226	8.752	222,331	1,709,933	193,850	8.596
39	Rwanda	2,902	0.131	3,333	25,683	3,527	0.156
40	Sao Tome & Principe	1,488	0.067	1,864	13,024	2,114	0.094
41	Senegal	21,891	0.991	25,374	193,471	22,460	0.996
42	Seychelles	1,224	0.055	1,501	10,739	1,849	0.082
43	Sierra Leone	5,298	0.240	6,623	46,361	5,923	0.263
44	Somalia	1,941	0.088	2,427	16,986	2,566	0.114
45	South Africa	99,984	4.529	85,538	914,310	100,609	4.461
46	Sudan*	8,830	0.400	11,036	77,257	9,455	0.419
47	Swaziland	7,251	0.328	8,230	64,280	7,876	0.349
48	Tanzania	17,860	0.809	20,685	157,927	18,486	0.820
49	Togo	3,452	0.156	4,314	30,201	4,077	0.181
50	Tunisia	30,492	1.381	34,610	270,310	31,117	1.380
51	Uganda	11,012	0.499	13,331	96,787	11,637	0.516
52	Zambia	27,459	1.244	31,462	243,142	28,085	1.245
53	Zimbabwe	45,028	2.039	54,094	396,188	45,653	2.024

Total Regionals		1,336,948	60.555	1,484,956	11,883,767	1,369,331	60.718

*

The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations becomes effective in July 2011, the subscriptions and voting powers shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following conclusion of the ongoing negotiations between representatives of the North and South Sudan.

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power

Total Regionals		1,336,948	60.555	1,484,956	11,883,767	1,369,331	60.718

54	Argentina	5,847	0.265	6,108	52,364	6,472	0.287
55	Austria	9,707	0.440	9,720	87,350	10,332	0.458
56	Belgium	13,958	0.632	13,980	125,600	14,583	0.647
57	Brazil	9,674	0.438	9,700	87,036	10,299	0.457
58	Canada*	81,648	3.698	81,750	2,367,690	82,273	3.648
59	China	24,300	1.101	24,330	218,670	24,925	1.105
60	Denmark	25,168	1.140	25,200	226,480	25,793	1.144
61	Finland	10,627	0.481	10,640	95,630	11,252	0.499
62	France	81,648	3.698	81,750	734,730	82,273	3.648
63	Germany	89,631	4.060	89,740	806,570	90,256	4.002
64	India	4,860	0.220	4,870	43,730	5,485	0.243
65	Italy	52,644	2.384	52,710	473,730	53,269	2.362
66	Japan	119,400	5.408	119,550	1,074,450	120,025	5.322
67	Korea*	9,707	0.440	9,720	281,490	10,332	0.458
68	Kuwait	9,707	0.440	9,720	87,350	10,332	0.458
69	Netherlands	18,633	0.844	17,889	168,450	19,258	0.854
70	Norway	25,168	1.140	25,200	226,480	25,793	1.144
71	Portugal	5,230	0.237	5,320	46,980	5,855	0.260
72	Saudi Arabia	4,212	0.191	4,220	37,900	4,837	0.214
73	Spain	23,034	1.043	21,870	208,470	23,659	1.049
74	Sweden	33,592	1.521	33,630	302,290	34,217	1.517
75	Switzerland	31,882	1.444	31,920	286,900	32,507	1.441
76	United Kingdom	36,554	1.656	36,600	328,940	37,179	1.649
77	United States of America	144,053	6.525	144,585	1,295,949	144,678	6.415

Total Non Regionals		870,884	39.445	870,721	9,665,229	885,884	39.282

Grand Total		2,207,832	100.000	2,355,677	21,548,996	2,255,215	100.000

*

Included in the callable capital of the governments of Canada and Korea are the amounts of UA 1,632.96 million and UA 194.14 million, respectively representing the allotments of 163,296 and 19,414 non-voting callable shares.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represents the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2010 and 2009, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2010	2009

Balance at January 1	161,970	161,028
Net conversion losses on new subscriptions	602	942

Balance at December 31	162,572	161,970

Reserves

Reserves consist of retained earnings and fair value gains and losses on available-for-sale investments.

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net expenses recognized directly in equity.

The movements in retained earnings during 2009 and 2010 were as follows:

(UA thousands)

Balance at January 1, 2009	2,460,137
Net income for the year 2009	68,480
Net gains recognized directly in equity	27,774

Balance at December 31, 2009	2,556,391

Net income for the current year	67,293
Net losses recognized directly in equity	(568)

Balance at December 31, 2010	2,623,116

In May 2010, the Board of Governors of the Bank approved the transfer from the income earned for the year ended December 31, 2009, an amount of UA 27.75 million (2009: UA 23.98 million) to surplus account and UA 146.37 million (2009: UA 162.68 million) to certain entities for development purposes.

With effect from 2006, Board of Governors’ approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2009 and 2010 is as follows:

(UA thousands)

Balance at January 1, 2009	2,798
Allocation from 2008 net income	23,980

Balance at December 31, 2009 and January 1, 2010	26,778

Allocation from 2009 net income	27,750
Distribution to African Water Facility	(10,000)
Distribution to African Capacity Building Foundation	(7,711)
Distribution to African Technical Assistance Centers (AFRITAC)	(4,819)
Distribution to African Training and Management Services (ATMS)	(2,193)
Distribution to Debt Management Facility	(643)

Balance at December 31, 2010	29,162

Transfers to entities for development purposes, including those made from the surplus account, for the year ended December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

African Development Fund (ADF)	50,000	25,000
Post Conflict Assistance - DRC	66,000	65,680
Middle Income Country Technical Assistance Fund	5,000	10,000
Fragile States facility	—	60,000
Fund for African Private Sector Assistance	—	2,000
African Water Facility	10,000	—
African Capacity Building Foundation	7,711	—
African Technical Assistance Centers (AFRITAC)	4,819	—
African Training and Management Services (ATMS)	2,193	—
Debt Management Facility	643	—

Balance at December 31, 2010	146,366	162,680

Fair Value Gains/(Losses) on Available-for-Sale Investments

At December 31, 2010 and 2009, the fair value gains and losses on available-for-sale investments were as follows:

(UA thousands)	2010	2009

Balance at January 1	(3,428)	15,335
Net gains/(losses) for the year	7,594	(18,763)

Balance at December 31	4,166	(3,428)

NOTE O – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended December 31, 2010 and 2009 was as follows:

(UA thousands)	2010	2009

Interest income on loans not impaired	261,905	268,299
Interest income on impaired loans	22,967	16,298
Commitment charges	8,200	3,305
Statutory commission	287	337

Total	293,359	288,239

Income from Investments and Related Derivatives

Income from investments for the years ended December 31, 2010 and 2009 was as follows:

(UA thousands)	2010	2009

Interest income	258,127	207,713
Realized and unrealized fair value (losses)/gains	(38,908)	15,242

Total	219,219	222,955

Total interest income on investment at amortized cost for the year ended December 31, 2010 was UA 133.23 million (2009: UA 122.71 million).

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Charges to bond issuers	316,837	299,298
Amortization of issuance costs	(13,796)	7,023

Total	303,041	306,321

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2010 was UA 68.02 million (2009: UA 79.23 million ).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2010 and 2009 was as follows:

(UA thousands)	2010	2009

Interest on derivatives payable	168,414	230,105
Interest on derivatives receivable	(294,679)	(303,389)

Total	(126,265)	(73,284)

Unrealized (Losses)/Gains on Fair-Valued Borrowings and Related Derivatives

Unrealized (losses)/gains on fair-valued borrowings and related derivatives for the years ended December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Fair-valued borrowings	(242,423)	124,833
Cross-currency swaps	129,021	(48,498)
Interest rate swaps	85,791	(58,955)

Total	(27,611)	17,380

Unrealized Losses on Derivatives on Non-Fair Valued Borrowings and Others

Unrealized net losses on derivatives on non-fair valued borrowings and others for the years ended December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Interest rate swaps	(29,467)	4,378
Cross-currency swaps	13,542	(25,446)
Macro hedge swaps	542	(80)
Embedded derivatives	2,055	845

Total	(13,328)	(20,303)

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)	2010	2009

Personnel expenses	178,975	170,632
Other general expenses	60,448	50,876

Total	239,423	221,508

Reimbursable by ADF	(163,960)	(157,649)
Reimbursable by NTF	(467)	(802)

Net	74,996	63,057

Included in general administrative expenses is an amount of UA 6.42 million (2009: UA 5.75 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)	2010	2009

Within one year	6,599	5,657
In the second to fifth years inclusive	13,107	10,234

Total	19,706	15,891

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are no longer than the original term of the leases.

NOTE R – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service cost of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which has been immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP’s liabilities. At December 31, 2010, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependants.

The pension and post employment medical benefit expenses for 2010 and 2009 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	Staff Retirement Plan		Medical Benefit Plan

(UA millions)	2010	2009	2010	2009

Current service cost - gross	22.65	18.99	7.28	6.23
Less: estimated employee contributions	(6.56)	(5.41)	(1.73)	(1.60)

Net current service cost	16.09	13.58	5.55	4.63

Interest cost	14.96	14.24	3.59	3.94
Expected return on plan assets	(18.40)	(13.52)	(0.56)	(0.47)

Expense for the year	12.65	14.30	8.58	8.10

At December 31, 2010, the Bank Group had no liability to the SRP (2009: liability of UA 2.43 million) while the Bank Group’s liability to the post-employment aspect of the MBP amounted to UA 55.55 million (2009: UA 51.41 million).

At December 31, 2010 and 2009 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

	Staff Retirement Plan		Medical Benefit Plan

(UA millions)	2010	2009	2010	2009

Fair value of plan assets:
Market value of plan assets at beginning of year	302.25	210.29	15.68	11.53
Actual return on assets	31.48	42.41	(0.23)	0.03
Employer’s contribution	16.62	53.56	3.46	3.20
Plan participants’ contribution during the year	7.14	6.53	1.73	1.60
Benefits paid	(12.09)	(10.54)	(1.97)	(0.68)

Market value of plan assets at end of year	345.40	302.25	18.67	15.68

Present value of defined benefit obligation:
Benefit obligation at beginning of year	304.68	271.61	67.09	69.60
Current service cost	16.09	13.58	5.55	4.63
Employee contributions	7.14	6.53	1.73	1.60
Interest cost	14.96	14.24	3.59	3.94
Actuarial loss/(gain)	7.47	9.26	(1.77)	(12.00)
Benefits paid	(12.09)	(10.54)	(1.97)	(0.68)

Benefit obligation at end of year	338.25	304.68	74.22	67.09

Funded status:
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	—	(2.43)	(55.55)	(51.41)

There were no unrecognized past service costs at December 31, 2010 and 2009. At December 31, 2010, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 77.32 million (2009: UA 75.78 million). The cumulative net actuarial gains recognized directly in equity through other comprehensive income for MBP were UA 0.84 million (2009: losses of UA 0.13 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)	2010	2009	2008	2007	2006

Staff Retirement Plan:
Fair value of Plan assets	345.40	302.25	210.29	254.98	199.48
Present value of defined benefit obligation	338.25	(304.68)	(271.61)	(262.35)	(233.88)

Excess/(deficit) funding	7.15	(2.43)	(61.32)	(7.37)	(34.40)

Experience adjustments on plan assets	(41.48)	(47.40)	(76.36)	0.90	3.45
Experience adjustments on plan liabilities	(35.84)	(28.38)	(19.12)	(23.95)	(17.95)

Net	(77.32)	(75.78)	(95.48)	(23.05)	(14.50)

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)	2010	2009	2008	2007	2006

Medical Benefit Plan:
Fair value of Plan assets	18.67	15.67	11.53	9.04	7.00
Present value of defined benefit obligation	(74.22)	(67.08)	(69.60)	(49.80)	(42.86)

Deficit funding	(55.55)	(51.41)	(58.07)	(40.76)	(35.86)

Experience adjustments on plan assets	(1.22)	(0.43)	0.01	0.13	(0.01)
Experience adjustments on plan liabilities	2.05	0.30	(11.71)	1.19	3.56

Net	0.83	(0.13)	(11.70)	1.32	3.55

Assumptions used in the latest available actuarial valuations at December 31, 2010 and 2009 were as follows:

	Staff Retirement Plan		Medical Benefit Plan

(Percentages)	2010	2009	2010	2009

Discount rate	5.24	5.00	5.24	5.00
Expected return on plan assets	6.40	6.00	2.95	3.20
Rate of salary increase	3.70	3.70	3.70	3.70
Future pension increase	2.20	2.20
Health care cost growth rate
- at end of fiscal year			8.00	8.00
- ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2014	2012

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate is assumed at 8 percent per annum between January 1, 2011 to December 31, 2011, thereafter reducing by 1 percent per annum each year until it reaches 5 percent per annum where a constant rate of 5 percent per annum will be used thereafter. This level rate of 5 percent per annum will be reached at January 1, 2014 under the current assumption.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

	1% Increase		1% Decrease

(UA millions)	2010	2009	2010	2009

Effect on total service and interest cost	2.238	2.549	(1.727)	(1.957)
Effect on post-retirement benefit obligation	15.761	14.543	(12.541)	(11.576)

No plan assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2010 and 2009 for the Staff Retirement Plan:

(UA thousands)	2010	2009

Debt securities	136,455	132,989
Equity securities	171,912	93,697
Property	17,213	30,225
Others	19,818	45,337

Total	345,398	302,248

At December 31, 2010 and 2009, the assets of the MBP were invested primarily in time deposits.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2011, are UA 14.44 million and UA 3.74 million, respectively.

NOTE S – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2010 amounted to UA 50 million (2009: UA 25 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2010 and 2009 are disclosed in Note W-5.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the years ended December 31, 2010, and 2009 was made up as follows:

(UA thousands)	2010	2009

Salaries	16,989	15,827
Termination and other benefits	5,629	5,760
Contribution to retirement and medical plan	3,823	3,523

Total	26,441	25,110

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2010 outstanding balances on loans and advances to management staff amounted to UA 4.77 million (2009: UA 3.67 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE T – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended December 31, 2010 and 2009 is detailed as follows:

(UA thousands)	2010	2009

Interest income from loans:
Fixed rate loans	177,928	164,747
Variable rate loans	31,787	79,098
Floating rate loans	75,156	40,752

	284,871	284,597
Commitment charges and commissions	8,488	3,642

Total income from loans	293,359	288,239
Income from investments	219,219	222,955
Income from other debt securities	6,737	7,684
Other income	(1,725)	7,338

Total external revenue	517,590	526,216

Revenues earned from transactions with a single borrower country of the Bank amounting to UA 67.54 million for the year ended December 31, 2010 exceeded 10 percent of the Bank’s revenue (2009: UA 65.96 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended December 31, 2010 and 2009 is detailed as follows:

(UA thousands)

	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total

2010
Income from sovereign loans	75,410	5,328	92,376	41,046	10,028	699	224,887
Income from non-sovereign loans	2,881	5,060	6,280	28,996	13,079	12,176	68,472

	78,291	10,388	98,656	70,042	23,107	12,875	293,359

2009
Income from sovereign loans	76,516	6,697	102,829	30,265	18,929	1,163	236,399
Income from non-sovereign loans	2,761	2,226	2,706	30,386	7,797	5,964	51,840

	79,277	8,923	105,535	60,651	26,726	7,127	288,239

As of December 31, 2010, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Cote d’lvoire. More than 90 percent of other fixed and intangible assets were located at the Bank’s Temporary Relocation Facilities in Tunis, Tunisia.

NOTE U – EVENTS AFTER THE BALANCE SHEET DATE

The Sudan: Pursuant to a Comprehensive Peace Agreement (CPA) signed at the end of the civil war in the Islamic Republic of Sudan in 2005, a referendum was held in January 2011 in southern Sudan to decide whether it should separate from the North and become an independent state. The final outcome of the referendum, announced on February 7, 2011, was a vote for the separation of South Sudan as an independent state. The separation is expected to take effect in July 2011. For the Bank, the split will have effect on the respective rights and obligations of the two states with regards to loans given by the Bank currently reported as outstanding against Sudan in Note D, and also on the subscriptions to the Share Capital of the Bank currently reported for Sudan in the Statement of Subscription in Note N to these financial statements. These are among matters currently being negotiated between representatives of the North and South Sudan. While this non-adjusting event will eventually impact both the Statement of Loans and the Statement of Subscriptions and Voting Powers, it is not expected to have an impact on the overall financial position or performance of the Bank.

Significant Socio-Political Developments: Subsequent to the balance sheet date, a number of the Bank’s borrowing member countries have been going through significant socio-political unrests and changes. Notable among these are Tunisia, Egypt, Libya and Cote d’lvoire. The Bank has no loan exposures to Libya. The Bank has significant exposures to Egypt and Tunisia. The Bank’s exposure to Cote d’lvoire is relatively small. Given that Tunisia is the Temporary Relocation Agency from where the affairs of the Bank are directed, the developments in the country also have business continuity implications for the Bank. In this regard, the Management and Board of Directors of the Bank continuously monitor the situation and, in the event of a significant degradation in the security environment, suitable measures will be taken as required by the Bank’s time-tested Business Continuity Plan, to assure the safety and well-being of staff and officers of the Bank and the continuity of essential activities and services, including the prompt settlement of all obligations that may be coming due.

Egypt and Tunisia have honored all their bills due subsequent to the balance sheet date. Further, the Bank has reviewed the exposures to both Egypt and Tunisia, including discussions with the interim governments in both countries. Both countries have reaffirmed their commitments to continue to fully honor their obligations to the Bank. At December 31, 2010, the Bank’s total development related exposures to Tunisia (including private sector enterprises in the country) amounted to UA 1,349 million. For Egypt, the total at December 31, 2010 was UA 830 million. The Bank is also committed to providing development financing assistance to the countries to help address the underlying economic causes of the unrests. Further, the Bank has carried out detailed analyses, including stress tests where necessary, of its exposures in North Africa, particularly the exposures to Tunisia and Egypt, and has concluded on the basis of the results of such reviews that no additional adjustments or impairment provisions are warranted as a result of these events.

Based on a review of the facts and circumstances of Côte d’lvoire after the balance sheet date, a provision for impairment has been recognized on the country’s sovereign guaranteed loans for the year ended December 31, 2010. The Bank’s exposure to Côte d’lvoire (including private sector enterprises in the country) after the impairment provision amounted to UA 37.54 million.

NOTE V – APPROVAL OF FINANCIAL STATEMENTS

On March 30, 2011, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in June 2011.

NOTE W – SUPPLEMENTARY DISCLOSURES

NOTE W–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2010 and 2009 were as follows:

		2010	2009

1UA = SDR =	Algerian Dinar	113.937000	115.023000
	Angolan Kwanza	140.790000	141.611000
	Botswana Pula	9.948570	10.444300
	Brazilian Real	2.584640	2.728410
	Canadian Dollar	1.541420	1.643990
	Chinese Yuan	10.199500	10.704500
	CFA Franc	760.687000	713.826000
	Danish Kroner	8.644690	8.106880
	Egyptian Pound	8.844140	8.605440
	Ethiopian Birr	25.608700	20.285000
	Euro	1.159660	1.088220
	Gambian Dalasi	43.028400	42.698100
	Ghanaian Cedi	2.220530	2.247990
	Guinean Franc	10,857.200000	7,832.180000
	Indian Rupee	69.147700	73.179700
	Japanese Yen	125.436000	143.797000
	Kenyan Shilling	123.549000	119.622000
	Korean Won	1,765.040000	1,830.440000
	Kuwaiti Dinar	0.432133	0.449610
	Libyan Dinar	1.932400	1.932370
	Mauritian Rupee	46.693800	47.486100
	Moroccan Dirham	12.709500	12.214300
	Nigerian Naira	224.511000	232.175000
	Norwegian Krone	9.067420	9.056080
	Pound Sterling	0.997755	0.968010
	Sao Tomé Dobra	29,327.200000	26,359.900000
	Saudi Arabian Riyal	5.775140	5.878830
	South African Rand	10.215100	11.569600
	Swedish Krona	10.476100	11.307000
	Swiss Franc	1.447020	1.615510
	Tunisian Dinar	2.240130	2.054930
	Ugandan Shilling	3,425.230000	3,012.220000
	United States Dollar	1.540030	1.567690
	Zambian Kwacha	7,524.960000	7,532.570000

*	No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE W–2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)	Post-Conflict Countries Assistance/Fragile States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2007/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives. Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values. The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

At December 31, 2010, the Board of Directors had approved relief for 30 ADB borrowing countries, of which 23 had reached the completion point.

iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE W–3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2010 and 2009, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i)

The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF. Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.71 million) was made to the Government of Nigeria from the resources of the Fund. A second request for withdrawal of US$ 200 million was disbursed to the Government of Nigeria in July 2009.

The resources of the NTF at December 31, 2010 and 2009 are summarized below:

(UA thousands)	2010	2009

Contribution received	128,586	128,586
Funds generated (net)	148,710	147,194
Adjustment for translation of currencies	(116,432)	(119,055)

	160,864	156,725

Represented by:
Due from banks	8,291	4,375
Investments	99,657	98,414
Accrued income and charges receivables on loans	1,556	1,574
Accrued interest on investments	61	176
Other amounts receivable	559	522
Loans outstanding	52,400	53,099

	162,524	158,160
Less: Current accounts payable	(1,660)	(1,435)

	160,864	156,725

(ii)

The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of regional member countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2010 and 2009 follows:

(UA thousands)	2010	2009

Fund balance	62,448	62,448
Funds generated	4,751	4,468
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(62,030)	(57,060)

	5,170	9,857

Represented by:
Due from bank	629	1,255
Investments	4,532	8,593
Interest receivable	9	9

	5,170	9,857

At December 31, 2010, a total of UA 4.40 million (2009: UA 7.05 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE W–4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i)

The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii)

The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2010, a total of US$ 13.45 million (2009: US$ 13.45 million) had been so repaid.

(iii)

The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2010 and 2009 are summarized below:

(UA thousands)		2010	2009

i)	Mamoun Beheiry Fund
	Contribution	152	152
	Income from investments	183	192

		335	344
	Less: Prize awarded	(30)	(30)
	Gift	(25)	(25)

		280	289

	Represented by:
	Short-term deposits	266	275
	Due from banks	14	14

		280	289

ii)	Arab Oil Fund (contribution of Algeria)
	Net contribution	649	638
	Represented by:

	Loans disbursed net of repayments	649	638

iii)	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions	20,768	20,082
	Funds generated	5,541	5,436

		26,309	25,518
	Relief granted	(22,266)	(21,426)

		4,043	4,092

	Represented by:
	Due from banks	539	523
	Investments	3,500	3,885
	Accrued interest	4	3
	Amounts payable	—	(319)

		4,043	4,092

	Total Resources & Assets of Trust Funds	4,972	5,019

NOTE W–5: GRANTS (Donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2010 and 2009 were as follows:

(UA thousands)	2010	2009

Africa Water Facility Fund	69,261	46,624
AMINA	1,486	1,418
Austria Technical Cooperation grant	—	1,018
Belgium	473	989
Canada	1,379	1,598
Chinese Government Grant	499	522
Congo Basin	46,362	32,937
Denmark	798	893
Fertilizer Financing Mechanism	8,700	5,408
Finland	5,345	2,065
France-BAD (Fonds d’Assistance Technique)	1,802	2,904
Governance Trust Fund (GIF)	2,323	1,857
Global Environment Facility (GEF)	3,320	175
ICA – Infrastructure Consortium for Africa	750	180
International Comparison Programme - Africa (ICP-Africa)	98	218
IMDE (Initiative Migration and Development)	2,681	2,389
India Government Grant	348	467
Italy	2,528	3,121
Japan (FAPA)	22,360	24,281
Korea Trust Fund	7,804	5,117
Making Finance Work for Africa	675	735
Microfinance Trust Fund	4,312	—
Multi-donor Water Partnership Program	2,316	2,673
Nepad Infrastructure	17,374	16,498
Nordic Trust Fund for Governance	105	224
Norway	1,391	648
Portuguese Technical Cooperation Trust Fund	1,230	916
Programme for Infrastructure Development in Africa (PIDA)	314	—
Rural Water Supply and Sanitation Initiative	69,453	51,578
SFRD (Great Lakes)	2,244	2,228
Spain (ADB – Spain Cooperation Program)	286	418
Statistical Capacity Building (SCB) – Phase II	2,518	5,705
Swedish Trust Fund for Consultancy Services	270	366
Switzerland Technical Assistance Grant	295	309
The Netherlands	1,110	1,375
The Nigeria Technical Cooperation Fund	17,269	17,170
The United Kingdom	3,542	4,442
The United Nations Development Programme	65	—
Others	376	48

Total	303,461	239,514

MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. At 31 December 2010, France had subscribed to 81,648 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 816,480,000, an amount of UA 734,730,000 was callable capital and UA 81,750,000 was paid-up capital.

At 31 December 2010, France was entitled to cast 82,273 votes (3.648 per cent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors by Mr. Ramon Fernandez as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. At 31 December 2010, Germany had subscribed to 89,631 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 896,310,000, an amount of UA 806,570,000 was callable capital and UA 89,740,000 was paid-up capital.

At 31 December 2010, Germany was entitled to cast 90,256 votes (4.002 per cent) of the total votes of all members. As at that date, Germany was represented on the Bank’s Board of Governors by Mr Gudrun Kopp as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. At 31 December 2010, Japan had subscribed to 119,400 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,194,000,000, an amount of UA 1,074,450,000 was callable capital and UA 119,550,000 was paid-up capital.

At 31 December 2010, Japan was entitled to cast 120,025 votes (5.322 per cent) of the total votes of all members. As at that date, Japan was represented on the Bank’s Board of Governors by Mr. Yoshihiko Noda as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1992. At 31 December 2010, Switzerland had subscribed to 31,882 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 318,820,000 an amount of UA 286,900,000 was callable capital and UA 31,920,000 was paid-up capital.

At 31 December 2010, Switzerland was entitled to cast 32,507 votes (1.441 per cent) of the total votes of all members. As at that date, Switzerland was represented on the Bank’s Board of Governors by Ambassador Beatrice Maser Mallor as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2010, the United Kingdom had subscribed to 36,554 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 365,540,000, an amount of UA 328,940,000 was callable capital and UA 36,600,000 was paid-up capital.

At 31 December 2010, the United Kingdom was entitled to cast 37,179 votes (1.649 per cent) of the total votes of all members. As at that date, the United Kingdom was represented on the Bank’s Board of Governors by Mr. Andrew Mitchell as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

At 31 December 2010, pursuant to subscription letters, the United States had subscribed to 144,053 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,440,530,000, an amount of UA 1,295,949,000 was callable capital and UA 144,585,000 was paid-up capital.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

At 31 December 2010, the United States was entitled to cast 144,678 votes (6.415 per cent) of the total votes of the members. As at that date, the United States of America was represented on the Bank’s Board of Governors by Mr. Timothy Geithner as Governor.